
11005334

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


RECEIVED
MAR 14 2011
OFFICE OF THE SECRETARY

FORM 10-K

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended **December 25, 2010**
OR
[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission File Number 1-5039

WEIS MARKETS, INC.

(Exact name of registrant as specified in its charter)

PENNSYLVANIA
(State or other jurisdiction of incorporation or organization)

24-0755415
(I.R.S. Employer Identification No.)

1000 S. Second Street
P. O. Box 471
Sunbury, Pennsylvania
(Address of principal executive offices)

17801-0471
(Zip Code)

Registrant's telephone number, including area code: (570) 286-4571 Registrant's web address: www.weismarkets.com

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, no par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes [ ] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ] Accelerated filer [X]
Non-accelerated filer [ ] (Do not check if a smaller reporting company) Smaller reporting company [ ]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of Common Stock held by non-affiliates of the Registrant is approximately $402,000,000 as of June 26, 2010 the last business day of the most recently completed second quarter.

Shares of common stock outstanding as of March 10, 2011 - 26,898,443.

DOCUMENTS INCORPORATED BY REFERENCE: Selected portions of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 are incorporated by reference in Part III of this Form 10-K.

WEIS MARKETS, INC.

TABLE OF CONTENTS

WEIS MARKETS, INC.

PART I

Item 1. Business:

Weis Markets, Inc. is a Pennsylvania business founded by Harry and Sigmund Weis in 1912 and incorporated in 1924. The Company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the Company's business during fiscal 2010. The Company's stock has been traded on the New York Stock Exchange since 1965 under the symbol "WMK." The Weis family currently owns approximately 65% of the outstanding shares. Robert F. Weis serves as Chairman of the Board of Directors, and Jonathan H. Weis, son of Robert F. Weis, serves as Vice Chairman and Secretary. Both are involved in the day-to-day operations of the business.

The Company's retail food stores sell groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, pharmacy services, deli products, prepared foods, bakery products, beer and wine, fuel and general merchandise items, such as health and beauty care and household products. In addition, customer convenience is addressed at many locations by offering services such as third parties providing in-store banks, post offices and take-out restaurants. The Company advertises through various media, including circulars, newspapers, radio, television and on-line via its website and recently launched mobile website. Printed circulars are used extensively on a weekly basis to advertise featured items. The Company utilizes a loyalty card program, "Weis Club Preferred Shopper," which allows customers to receive discounts, promotions and rewards. The Company currently owns and operates 164 retail food stores and a chain of 7 SuperPetz pet supply stores. The Company's operations are reported as a single reportable segment.

The percentage of net sales contributed by each class of similar products for each of the previous five fiscal years was:

Year	Grocery	Meat	Produce	Pharmacy	Fuel	Pet Supply	Other
2010	53.90	16.06	15.28	8.89	2.28	1.11	2.48
2009	54.37	16.21	14.92	8.98	1.66	1.73	2.13
2008	54.10	16.08	14.68	9.13	2.01	2.05	1.95
2007	53.76	16.09	14.82	9.77	1.35	2.34	1.87
2006	53.52	15.99	14.99	10.22	0.98	2.55	1.75

On August 23, 2009, the Company acquired eleven Giant Markets stores located in Broome County, New York including units in Binghamton, Vestal, Endicott, Endwell and Johnson City. Weis Markets, Inc. acquired the store locations and operations of Giant Markets in an effort to establish its retail presence in the Southern Tier of New York. Upon acquisition, these eleven stores began operating under the trade name of Weis Markets.

As of year end, Weis Markets, Inc. operated 24 stores in Maryland, 3 stores in New Jersey, 12 stores in New York, 120 stores in Pennsylvania and 2 stores in West Virginia, for a total of 161 retail food stores operating under the Weis Markets trade name. Weis Markets, Inc. also operated 1 Save-A-Lot and 2 Scot's Lo-Cost retail food stores in Pennsylvania.

Item 1. Business: (continued)

All retail food store locations, except Scot's Lo-Cost and Save-A-Lot, operate as conventional supermarkets. Scot's Lo-Cost operates under a warehouse format, while Save-A-Lot's format serves value-focused customers. The retail food stores range in size from 8,000 to 70,000 square feet, with an average size of approximately 48,000 square feet. The following summarizes the number of stores by size categories as of year-end:

Square feet	Number of stores
55,000 to 70,000	43
45,000 to 54,999	72
35,000 to 44,999	27
25,000 to 34,999	14
Under 25,000	8
Total	164

The following schedule shows the changes in the number of retail food stores, total square footage and store additions/remodels as of year-end:

	2010	2009	2008	2007	2006
Beginning store count	164	154	154	156	158
New stores	---	11	1	---	2
Relocations	---	---	---	1	1
Closed stores	---	(1)	(1)	(2)	(4)
Relocated stores	---	---	---	(1)	(1)
Ending store count	164	164	154	154	156
Total square feet (000's), at year-end	7,887	7,888	7,402	7,301	7,311
Additions/major remodels	4	5	8	4	5

The Company supports its retail operations through a centrally located distribution facility, its own transportation fleet, three manufacturing facilities and its administrative offices. The Company is required to use a significant amount of working capital to provide for the necessary amount of inventory to meet demand for its products through efficient use of buying power and effective utilization of space in its distribution facilities. The manufacturing facilities consist of a meat processing plant, an ice cream plant and a milk processing plant.

The Company's business is highly competitive. The number of competitors and the variety of competition experienced by the Company's stores vary by market area. National, regional and local food chains, as well as independent food stores comprise the Company's principal competition. The Company also faces substantial competition from convenience stores, membership warehouse clubs, specialty retailers, supercenters and large-scale drug and pharmaceutical chains. The Company competes on the basis of price, quality, location and service.

The Company currently has approximately 17,700 full-time and part-time associates.

Item 1. Business: (continued)

Trade Names and Trademarks. The Company has invested significantly in the development and protection of "Weis Markets" both as a trade name and a trademark and considers it to be an important asset. The Company is the exclusive licensee of more than 50 other trademarks registered and/or pending in the United States Patent and Trademark Office, including trademarks for its product lines and promotions such as Weis, Weis Quality, Weis 2 Go, Weis Wonder Chicken, Price Freeze, Weis Gas-n-Go, From The Field, Weis Baker's Basket, Canyon River and Healthy Bites. Each trademark registration is for an initial period of 10 years and may be renewed so long as it is in continued use in commerce.

The Company considers its trademarks to be of material importance to its business and actively defends and enforces its rights.

The Company maintains a web site at *www.weismarkets.com.* The Company makes available, free of charge, on the "Corporate Information" section of its web site, its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after the Company electronically files such material or furnishes it to the U.S. Securities and Exchange Commission (SEC).

Additionally, the Company's annual reports and corporate governance materials, including governance guidelines; the charters of the Audit, Compensation and Disclosure Committees; and both the Code of Business Conduct and Ethics and the Code of Ethics for the CEO and CFO, may be found under the "Corporate Information" section of its web site. A copy of the foregoing corporate governance materials is available upon written request to the Company's principal executive offices.

Item 1a. Risk Factors:

In addition to risks and uncertainties in the ordinary course of business common to all businesses, important factors are listed below specific to the Company and its industry, which could materially impact its future performance.

The Company's industry is highly competitive. If the Company is unable to compete effectively, the Company's financial condition and results of operations could be materially affected. The retail food industry is intensely price competitive, and the competition the Company encounters may have a negative impact on product retail prices. The financial results may be adversely impacted by a competitive environment that could cause the Company to reduce retail prices without a reduction in its product cost to maintain market share; thus reducing sales and gross profit margins.

The trade area of the Company is located within a region and subject to the economic, social and climate variables of that region. The Company's stores are concentrated in central and northeast Pennsylvania, central Maryland, suburban Baltimore regions and New York's Southern Tier. Changes in economic and social conditions in the Company's operating regions, including the rate of inflation, population demographics and employment and job growth, affect customer shopping habits. These changes may negatively impact sales and earnings. In addition, employment conditions specifically may affect the Company's ability to hire and train qualified associates. Business disruptions due to weather and catastrophic events historically have been few. The Company's geographic regions could receive an extreme variance in the amount of annual snowfall that may materially affect sales and expense results.

Food safety issues could result in the loss of consumer confidence in the Company. Customers count on the Company to provide them with wholesome food products. Concerns regarding the safety of food products sold in its stores could cause shoppers to avoid purchasing certain products from the Company, or to seek alternative sources of supply for all of their food needs, even if the basis for the concern is outside of the Company's control. Any lost confidence on the part of its customers would be difficult and costly to reestablish. As such, any issue regarding the safety of any food items sold by the Company, regardless of the cause, could have a substantial and adverse effect on operations.

Item 1a. Risk Factors: (continued)

The failure to execute expansion plans could have a material adverse effect on the Company's business and results of its operations. In 2011, the Company expects to invest $110.0 million for capital expenditures, which includes all store, distribution and manufacturing projects, information technology and equipment purchases. Circumstances outside the Company's control could negatively impact these anticipated capital investments. The Company cannot determine with certainty whether its new stores will be successful. The failure to expand by successfully opening new stores as planned, or the failure of a significant number of these stores to perform as planned, could have a material adverse effect on the Company's business and results of its operations.

Disruptions or security breaches in the Company's information technology systems could adversely affect results. The Company's business is increasingly dependent on information technology systems that are complex and vital to continuing operations. If the Company was to experience difficulties maintaining existing systems or implementing new systems, significant losses could be incurred due to disruptions in its operations. Additionally, these systems contain valuable proprietary data that, if breached, would have an adverse effect on the Company.

The Company is affected by certain operating costs which could increase or fluctuate considerably. Associate expenses contribute to the majority of its operating costs and therefore, the Company's financial performance is greatly influenced by increasing wage and benefit costs, a competitive labor market, regulatory wage increases and the risk of unionized labor disruptions of its non-union workforce. In addition, the rising rate of associate medical insurance costs continues to outpace the Company's expenses as a whole. The Company's profit is particularly sensitive to the cost of oil. Oil prices directly affect the Company's product transportation costs, as well as its utility and petroleum-based supply costs. The Company is extremely concerned about the continuing rise in bank interchange fees for accepting payment cards at the point of sale. As the use of payment cards grow and banks continue to raise their rates, this expense continues to decrease profit margins.

Various aspects of the Company's business are subject to federal, state and local laws and regulations. The Company's compliance with these regulations may require additional capital expenditures and could adversely affect the Company's ability to conduct the Company's business as planned. The Company is subject to various federal, state and local laws, regulations and administrative practices that affect the Company's business. The Company must comply with numerous provisions regulating health and sanitation standards, food labeling, equal employment opportunity, minimum wages and licensing for the sale of food, drugs and alcoholic beverages. Management cannot predict either the nature of future laws, regulations, interpretations or applications, or the effect either additional government regulations or administrative orders, when and if promulgated, or disparate federal, state, and local regulatory schemes would have on the Company's future business. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional record keeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have an adverse effect on the Company's results of operations and financial condition.

Unexpected factors affecting self-insurance claims and reserve estimates could adversely affect the Company. The Company uses a combination of insurance and self-insurance to provide for potential liabilities for workers' compensation, general liability, vehicle accident, property and associate medical benefit claims. Management estimates the liabilities associated with the risks retained by the Company, in part, by considering historical claims experience, demographic and severity factors and other actuarial assumptions which, by their nature, are subject to a high degree of variability. Any projection of losses concerning workers' compensation and general liability is subject to a high degree of variability. Among the causes of this variability are unpredictable external factors affecting future inflation rates, discount rates, litigation trends, legal interpretations, benefit level changes and claim settlement patterns.

The Company is liable for associate health claims up to an annual maximum of $750,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000. Although the Company has minimized its exposure on individual claims, the Company, for the benefit of cost savings, has accepted the risk of an unusual amount of independent multiple material claims arising, which could have a significant impact on earnings.

Item 1a. Risk Factors: (continued)

Changes in tax laws may result in higher income tax. The Company's future effective tax rate may increase from current rates due to changes in laws and the status of pending items with various taxing authorities. Currently, the Company benefits from a combination of its corporate structure and certain state tax laws.

The Company is a controlled Company due to the common stock holdings of the Weis family. The Weis family's share ownership represents approximately 65% of the combined voting power of the Company's common stock as of December 25, 2010. As a result, the Weis family has the power to elect a majority of the Company's directors and approve any action requiring the approval of the shareholders of the Company, including adopting certain amendments to the Company's charter and approving mergers or sales of substantially all of the Company's assets. Currently, two of the Company's seven directors are members of the Weis family.

Item 1b. Unresolved Staff Comments:

There are no unresolved staff comments.

Item 2. Properties:

The Company currently owns and operates 81 of its retail food stores, and leases and operates 83 stores under operating leases that expire at various dates through 2028. SuperPetz leases all 7 of its retail store locations. The Company owns all trade fixtures and equipment in its stores and several parcels of vacant land, which are available as locations for possible future stores or other expansion.

The Company owns and operates one distribution center in Milton, Pennsylvania of approximately 1,110,000 square feet, and one in Northumberland, Pennsylvania totaling approximately 76,000 square feet. The Company also owns one warehouse complex in Sunbury, Pennsylvania totaling approximately 557,000 square feet. The Company operates an ice cream plant, meat processing plant and milk processing plant in 259,000 square feet at its Sunbury location.

Item 3. Legal Proceedings:

Neither the Company nor any subsidiary is presently a party to, nor is any of their property subject to, any pending legal proceedings, other than routine litigation incidental to the business.

Executive Officers of the Registrant

The following sets forth the names and ages of the Company's executive officers as of March 10, 2011, indicating all positions held during the past five years:

Name	Age	Title
Robert F. Weis (a)	91	Chairman of the Board
Jonathan H. Weis (b)	43	Vice Chairman and Secretary
David J. Hepfinger (c)	52	President and Chief Executive Officer
Scott F. Frost (d)	48	Senior Vice President, Chief Financial Officer and Treasurer
Harold G. Graber Jr. (e)	55	Senior Vice President of Real Estate and Development
James E. Marcil (f)	52	Senior Vice President of Human Resources
John J. Ropietski Jr. (g)	49	Senior Vice President of Operations
Kurt A. Schertle (h)	39	Senior Vice President of Sales and Merchandising

(a) ***Robert F. Weis.*** The Company has employed Mr. Weis since 1946. Mr. Weis served as Chairman and Treasurer from 1995 until April 2002, at which time he was appointed Chairman of the Board.

(b) ***Jonathan H. Weis.*** The Company has employed Mr. Weis since 1989. Mr. Weis served the Company as Vice President of Property Management and Development from 1996 until April 2002, at which time he was appointed as Vice President and Secretary. In January of 2004, the Board appointed Mr. Weis as Vice Chairman and Secretary.

(c) ***David J. Hepfinger.*** Mr. Hepfinger joined the Company on March 1, 2008 as its President and Chief Operating Officer. Mr. Hepfinger has served the Company as President and Chief Executive Officer since January 1, 2009. Prior to joining the Company, Mr. Hepfinger worked for Price Chopper Supermarkets, a chain of supermarkets headquartered in Rotterdam, NY, for 32 years in various capacities including his last position as Senior Vice President Retail and Administration.

(d) ***Scott F. Frost.*** The Company appointed Mr. Frost as Vice President, Chief Financial Officer and Treasurer on October 26, 2009 and he was promoted to Senior Vice President, Chief Financial Officer and Treasurer in January 2011. Mr. Frost served as Acting Chief Financial Officer, Controller, Assistant Treasurer and Assistant Secretary of the Company during the past five years.

(e) ***Harold G. Graber Jr.*** Mr. Graber joined the Company in October 1989 as the Director of Real Estate. Mr. Graber served the Company as Vice President for Real Estate since 1996 and in February 2010, was promoted to Senior Vice President of Real Estate and Development.

(f) ***James E. Marcil.*** Mr. Marcil joined the Company in September 2002 as Vice President of Human Resources. In February 2010, Mr. Marcil was promoted to Senior Vice President of Human Resources.

(g) ***John J. Ropietski Jr.*** The Company hired Mr. Ropietski on June 30, 2008 as its Vice President of Store Operations. In February 2010, Mr. Ropietski was promoted to Senior Vice President of Operations. Prior to joining the Company, Mr. Ropietski worked for Price Chopper Supermarkets, a chain of supermarkets headquartered in Rotterdam, NY, for 25 years in various capacities including his last position as Regional Vice President.

(h) ***Kurt A. Schertle.*** The Company hired Mr. Schertle on March 1, 2009 as its Vice President of Sales and Merchandising. In February 2010, Mr. Schertle was promoted to Senior Vice President of Sales and Merchandising. Prior to joining the Company, Mr. Schertle was President and Chief Operating Officer of Tree Top Kids, a specialty toy retailer, from 2007 until 2009. Mr. Schertle has more than 20 years of food retailing experience, mostly with SUPERVALU, where he worked in various capacities including his last position as a Senior Vice President for Marketing and Merchandising from 2005 until 2007.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities:

The Company's stock is traded on the New York Stock Exchange (ticker symbol WMK). The approximate number of shareholders, including individual participants in security position listings, on December 25, 2010 as provided by the Company's transfer agent was 7,113. High and low stock prices and dividends paid per share for the last two fiscal years were:

	2010			2009		
	Stock Price		Dividend	Stock Price		Dividend
Quarter	High	Low	Per Share	High	Low	Per Share
First	$ 36.92	$ 32.56	$ .29	$ 34.12	$ 22.67	$ .29
Second	38.32	32.61	.29	37.87	30.05	.29
Third	38.46	32.56	.29	37.67	30.51	.29
Fourth	41.30	37.66	.29	37.44	31.18	.29

The following line graph compares the yearly percentage change in the cumulative total shareholder return on the Company's common stock against the cumulative total return of the S&P Composite-500 Stock Index and the cumulative total return of a published group index for the Retail Grocery Stores Industry ("Peer Group"), provided by Value Line, Inc., for the period of five years. The graph depicts $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding year in Weis Markets, Inc. common stock, S&P 500, and the Peer Group. The cumulative total return assumes reinvestment of dividends.

Comparative Five-Year Total Returns


$150
$140
$130
$120
$110
$100
$90
$80
$70
2005
2006
2007
2008
2009
2010
Weis Markets, Inc.
S&P 500
Peer Group

	2005	2006	2007	2008	2009	2010
Weis Markets	100.00	95.89	98.09	85.45	95.56	109.47
S&P 500	100.00	113.62	117.63	72.36	89.33	100.75
Peer Group	100.00	126.39	148.57	114.97	117.77	138.82

Item 6. Selected Financial Data:

The following selected historical financial information has been derived from the Company's audited consolidated financial statements. This information should be read in connection with the Company's Consolidated Financial Statements and the Notes thereto, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations," included in Item 7.

Five Year Review of Operations

(dollars in thousands, except shares, per share amounts and store information)	**52 Weeks Ended Dec. 25, 2010**	**52 Weeks Ended Dec. 26, 2009**	**52 Weeks Ended Dec. 27, 2008**	**52 Weeks Ended Dec. 29, 2007**	**52 Weeks Ended Dec. 30, 2006**
Net sales	**$ 2,620,378**	$ 2,516,175	$ 2,422,361	$ 2,318,551	$ 2,244,512
Costs and expenses	**2,515,062**	2,419,824	2,354,780	2,243,587	2,162,569
Income from operations	**105,316**	96,351	67,581	74,964	81,943
Investment income	**2,069**	1,556	2,532	2,795	4,145
Income before provision for income taxes	**107,385**	97,907	70,113	77,759	86,088
Provision for income taxes	**39,094**	35,107	23,118	26,769	30,078
Net income	**68,291**	62,800	46,995	50,990	56,010
Retained earnings, beginning of year	**827,042**	795,473	779,760	760,531	735,865
	895,333	858,273	826,755	811,521	791,875
Less cumulative effect of change in accounting for income taxes	---	---	---	452	---
Cash dividends	**31,201**	31,231	31,282	31,309	31,344
Retained earnings, end of year	**$ 864,132**	$ 827,042	$ 795,473	$ 779,760	$ 760,531
Weighted-average shares outstanding, diluted	**26,898,443**	26,920,551	26,966,647	26,993,997	27,027,198
Cash dividends per share	**$ 1.16**	$ 1.16	$ 1.16	$ 1.16	$ 1.16
Basic and diluted earnings per share	**$ 2.54**	$ 2.33	$ 1.74	$ 1.89	$ 2.07
Working capital	**$ 233,389**	$ 173,159	$ 158,932	$ 157,385	$ 147,451
Total assets	**$ 992,081**	$ 916,515	$ 848,214	$ 840,069	$ 814,062
Shareholders' equity	**$ 728,127**	$ 690,764	$ 661,100	$ 648,228	$ 629,163
Number of grocery stores	**164**	164	154	154	156
Number of pet supply stores	**7**	25	29	31	31

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations:

Overview

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand Weis Markets, Inc., its operations and its present business environment. The MD&A is provided as a supplement to and should be read in conjunction with the consolidated financial statements and the accompanying notes thereto contained in "Item 8. Financial Statements and Supplementary Data" of this report. The following analysis should also be read in conjunction with the Financial Statements included in the 2010 Quarterly Reports on Form 10-Q and the 2009 Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission, as well as the cautionary statement captioned "Forward-Looking Statements" immediately following this analysis. This overview summarizes the MD&A, which includes the following sections:

- Company Overview - a general description of the Company's business and strategic imperatives.

- Results of Operations - an analysis of the Company's consolidated results of operations for the three years presented in the Company's consolidated financial statements.

- Liquidity and Capital Resources - an analysis of cash flows, aggregate contractual obligations, and off-balance sheet arrangements.

- Critical Accounting Estimates - a discussion of accounting policies that require critical judgments and estimates.

Company Overview

General
Weis Markets, Inc. was founded in 1912 by Harry and Sigmund Weis in Sunbury, Pennsylvania. Today, the Company ranks among the top 50 food and drug retailers in the United States in revenues generated. At the end of 2010, the Company operated 164 retail food stores in Pennsylvania and four surrounding states: Maryland, New Jersey, New York and West Virginia.

On August 23, 2009, the Company acquired eleven Giant Markets stores located in Broome County, New York including units in Binghamton, Vestal, Endicott, Endwell and Johnson City. Weis Markets, Inc. acquired the store locations and operations of Giant Markets in an effort to establish its retail presence in the Southern Tier of New York.

Company revenues are generated in its retail food stores from the sale of a wide variety of consumer products including groceries, dairy products, frozen foods, meats, seafood, fresh produce, floral, pharmacy services, deli products, prepared foods, bakery products, beer and wine, fuel, and general merchandise items, such as health and beauty care and household products. The Company supports its retail operations through a centrally located distribution facility, its own transportation fleet, three manufacturing facilities and its administrative offices. The Company's operations are reported as a single reportable segment.

Strategic Imperatives
The following strategic imperatives will ensure the success of the Company in the coming years:

- Growth and Profitability – While the Company focuses on store sales growth, expense control, increased efficiencies, improvements in productivity and positive cash flow, it will continue to identify opportunities with new stores, additions to existing stores, remodels and acquisitions. The Company believes successfully planned growth will increase market share and operating profits, resulting in enhanced shareholder value.

- Merchandising and Operational Differentiation – The Company has identified product pricing, shopping experience and customer focus to maintain its differentiation versus its competitors. Management is committed to offering its customers a strong combination of quality, service and value. As part of this commitment, it will continue to offer competitive prices on branded and private label products to meet and exceed our customers' expectations.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Company Overview, Strategic Imperatives (continued)

- Talent Management – To keep pace with the Company's growth and profitability focus, management is committed to developing future leaders utilizing its associates to increase bench strength, ensure succession preparedness, and improve overall associate performance.

- Supply Chain – Management will continue to reshape and streamline its supply chain by improving inventory turns, cost per case, in-stock position and overall service levels, thereby building store sales capabilities.

- Information Technology Initiatives – The Company will increase its investment in information technology to improve associate productivity and customer experience with user friendly, support driven systems. These technology investments will also improve the Company's inventory management and shelf replenishment.

- Sustainability – The Company is committed to operating sustainably. In 2010, the Company joined EPA's GreenChill Partnership to facilitate its efforts to reduce ozone layer depleting refrigerant charges from its stores and curb greenhouse gases. Its remodeled Hanover store received GreenChill's Silver Certification for reducing refrigerant discharges by 50% compared to the average American supermarket. The Company also began the construction of three new stores that will use 60% less refrigerant and is committed to reducing refrigerant discharges in all of its stores. In 2010, the Company also recycled 46.9 million pounds of cardboard, 126,000 pounds of waxed cardboard, and 1.6 million pounds of plastic.

Results of Operations

Analysis of Consolidated Statements of Income
(dollars in thousands except per share amounts)
For the Fiscal Years Ended December 25, 2010 December 26, 2009 and December 27, 2008

	2010	2009	2008	Percent Changes 2010 vs. 2009	2009 vs. 2008
	(52 weeks)	(52 weeks)	(52 weeks)		
Net sales	$ 2,620,378	$ 2,516,175	$ 2,422,361	4.1 %	3.9 %
Cost of sales, including warehousing and distribution expenses	1,906,753	1,838,003	1,795,570	3.7	2.4
Gross profit on sales	713,625	678,172	626,791	5.2	8.2
Gross profit margin	27.2 %	27.0 %	25.9 %		
Operating, general and administrative expenses	608,309	581,821	559,210	4.6	4.0
O, G & A, percent of net sales	23.2 %	23.1 %	23.1 %		
Income from operations	105,316	96,351	67,581	9.3	42.6
Operating Margin	4.0 %	3.8 %	2.8 %		
Investment income	2,069	1,556	2,532	33.0	(38.5)
Investment income, percent of net sales	0.1 %	0.1 %	0.1 %		
Income before provision for income taxes	107,385	97,907	70,113	9.7	39.6
Provision for income taxes	39,094	35,107	23,118	11.4	51.9
Effective tax rate	36.4 %	35.9 %	33.0 %		
Net income	$ 68,291	$ 62,800	$ 46,995	8.7 %	33.6 %
Net income, percent of net sales	2.6 %	2.5 %	1.9 %		
Basic and diluted earnings per share	$ 2.54	$ 2.33	$ 1.74	9.0 %	33.9 %

Net Sales

The Company's revenues are earned and cash is generated as merchandise is sold to customers at the point of sale. Discounts, except those provided by a vendor, are recognized as a reduction in sales as products are sold or over the life of a promotional program if redeemable in the future.

In the second quarter of 2010, management changed the method used to calculate comparable store sales. Refer to prior Form 10-K and Form 10-Q documents filed for the definition of the previous method used.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

When calculating the percentage change in comparable store sales, the Company defines a new store to be comparable when it has been in operation for five full quarters. Relocated stores and stores with expanded square footage are included in comparable store sales since these units are located in existing markets and are open during construction. Planned store dispositions are excluded from the calculation. The Company only includes retail food stores in the calculation.

In 2010, comparable store sales increased 1.0% compared to 2009 and increased 1.9% in 2009 compared to 2008. The acquisition of the Binghamton based Giant Markets in August 2009 improved sales by $58.8 million.

The poor economy resulted in cautious customer spending in 2010. Many customers continue to focus on value and look for ways to save money over the long-term. To meet these needs, the Company continued to make significant investments in its "Price Freeze" and "Get Grillin' Weis" promotional programs. The Company ran two successful 90-day "Price Freeze" programs in 2010. The programs froze 1,600 and 3,000 staple item prices, respectively. On average, the Company's customers saved approximately $6 million with each "Price Freeze" program, by purchasing items that were included in each promotion, over the past 2 years. The Company launched a sixth round of "Price Freeze" on January 2, 2011. This program froze prices of approximately 2,400 staple items for a 90-day period. The "Get Grillin' Weis" promotional program was a seasonal cross-merchandising program linking meat items to specific general merchandise items such as gas grills and patio furniture, as well as complementary grocery and perishable items. This program also lowered prices of approximately 400 staple items for a twelve-week period, resulting in $2.5 million in customer savings.

In addition to the "Price Freeze" and "Get Grillin' Weis" programs, the Company ran "Weis Rewards" loyalty card programs in select regions, allowing customers to earn discounts ranging from 5% to 20% on a future purchase and expanded its "Gas Rewards" program to most markets. The "Gas Rewards" program allows Weis Club Preferred Shoppers card members to earn gas discounts resulting from their in-store purchases. Customers can redeem these gas discounts at Sheetz convenience stores, located in most of the Company's markets, at Manley's Mighty Mart Valero locations, in the Binghamton, NY market or at any of the fifteen Weis Gas-n-Go locations.

The Company continued to employ a disciplined marketing and advertising strategy to help maintain its market share and increase its profits. During 2010, the Company generated a 0.6% increase in average sales per customer transaction while the number of identical customer store visits declined by 0.7%.

Pharmacy sales increased 2.2% in 2010 versus 2009 and 2.2% in 2009 versus 2008. Prescriptions filled increased as a result of the strategic plan developed in late 2009 as the drugstore categories were being impacted by a severe cough/cold and flu season. The Company expanded its pharmacy-based immunization program to most stores and currently has 180 pharmacists who are certified by their respective Board of Pharmacy to administer vaccines. The Company also leveraged increased customer counts to drive trial usage and loyalty through existing marketing channels. Category expansion and better private brand penetration in key health care over-the-counter categories were successful in mitigating mass and chain drug store intrusion.

Produce sales increased 3.3% in 2010 compared to 2009 and 2.9% in 2009 compared to 2008. The 2010 results were attributable to an increase in produce units sold and product inflation. Dairy sales increased 3.2% in 2010 when compared with 2009, when the Company experienced significant price deflation in key dairy categories, notably eggs and milk. In 2009, dairy sales decreased 4.9% when compared with 2008. According to the USDA's Economic Research Service, the dairy deflationary pressures that affected sales in 2009 eased significantly in 2010.

Management remains confident in its ability to generate sales growth in a highly competitive environment, but also understands some competitors have greater financial resources and could use these resources to take measures which could adversely affect the Company's competitive position.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

Cost of Sales and Gross Profit
Cost of sales consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

According to the latest U.S. Bureau of Labor Statistics' report, the annual Seasonally Adjusted Food-at-Home Consumer Price Index increased 0.3% in 2010, 0.4% in 2009 and 6.4% in 2008. The annual Seasonally Adjusted Producer Price Index for Finished Consumer Foods increased 3.9% for 2010 compared to a decrease of 1.4% for 2009 and an increase of 6.8% in 2008. Despite the fluctuation of retail and wholesale prices, the Company maintained a gross profit rate of 27.2% in 2010.

Because of modest wholesale price inflation during the year, the Company experienced a LIFO charge of $2.9 million for 2010, compared to a gain of $826,000 in 2009 and a charge of $11.8 million in 2008. Wholesale prices peaked at the end of 2008 causing the large variance between 2009 and 2008. The Company is expecting moderate wholesale price inflation to occur in 2011.

The Company's profitability is particularly impacted by the cost of oil. Fluctuating fuel prices affect the delivered cost of product and the cost of other petroleum-based supplies such as plastic bags. Cost of sales was impacted by a 15.5% increase in the cost of diesel fuel used by the Company to deliver goods from its distribution center to its stores as compared to 2009. In 2009, the Company implemented routing software to improve loading patterns and reduce delivery mileage. The routing software was activated to 100% of the outbound shipments in 2010, and as a result, management realized a 1.8% reduction in fuel usage in 2010 compared to 2009. According to the U.S. Department of Energy, the average U.S. diesel fuel price increased $0.49 per gallon to $3.24 per gallon as of December 2010, compared to $2.75 per gallon as of December 2009. Based upon the U.S. Department of Energy's current estimate, the Company is expecting diesel fuel prices to continue to increase in 2011.

Although the Company experienced product cost inflation for 2010, deflation in 2009 and inflation for 2008, management does not feel it can accurately measure the full impact of inflation and deflation on retail pricing due to changes in the types of merchandise sold between periods, shifts in customer buying patterns and the fluctuation of competitive factors.

Operating, General and Administrative Expenses
Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses." Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

Employee-related costs such as wages, employer paid taxes, health care benefits and retirement plans, comprise over 60% of the total operating, general and administrative expenses. Employee-related costs increased 3.9% in 2010 compared to 2009 and 5.3% in 2009 compared to 2008, of which 3.6% and 2.1% of these increases, respectively, are related to the Giant Markets acquisition. As a percent of sales, employee-related costs decreased 0.1% in 2010 versus 2009.

The Company expensed $798,000 and $1.3 million in 2010 and 2009, respectively, due to adjustments made to the non-qualified supplemental executive retirement plan (see Note 6 Retirement Plans of Notes to the Consolidated Financial Statements) resulting from a rise in the equity market. In 2008, operating, general and administrative expenses were reduced by $2.0 million in adjustments made to the non-qualified supplemental executive retirement plan due to a decline in the equity market of which $2.7 million in adjustments occurred in the fourth quarter of 2008. In 2009, additional profit-sharing plan contributions of $1.1 million (see Note 6 Retirement Plans of Notes to the Consolidated Financial Statements) were made to compensate participants for the decline in the equity markets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

The Company's self-insured health care benefits increased 5.9% in 2010 compared to 2009 and increased 4.6% in 2009 compared to 2008, of which 4.2% and 1.8% of these increases, respectively, are related to the Giant Markets acquisition. Management expects the trend of increasing health care benefit costs to continue. The Company is concerned about the potential impact that The Patient Protection and Affordable Care Act will have on its future operating expenses.

The Company's interchange fees for accepting credit and debit cards increased 15.4% to $17.8 million in 2010 compared to 2009 and 7.9% to $15.4 million in 2009 compared to 2008, of which 4.4% and 2.6% of these increases, respectively, are related to the Giant Markets acquisition. The Company is uncertain about the implementation and impact of the Durbin Amendment to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which authorizes the Federal Reserve to set rules to implement caps on debit card interchange fees.

Due to above average snowfall in the beginning of the year in the Mid-Atlantic states, the Company's operating region, snow removal costs increased $977,000 in 2010 compared to 2009.

Retail store profitability is sensitive to volatility in utility costs due to the amount of electricity and gas required to operate the Company's stores and facilities. The Company is responding to this volatility in operating costs by employing technologies, procurement strategies and associate energy awareness programs to manage and reduce consumption. In 2010, Pennsylvania deregulated electricity pricing and it was anticipated the average electric utility consumer would see a 30% increase in their utility bill. Through the associate energy awareness program, technology improvements and procurement, the Company's electric utility expense in its Pennsylvania stores increased by only 13.7% in 2010 compared to 2009. Through the Company's procurement strategy, with the added benefit of a declining market, electricity costs are expected to decline in 2011 versus 2010.

The Company may not be able to recover these rising expenses through increased prices charged to its customers. Any delay in the Company's response to unforeseen cost increases or competitive pressures that prevent its ability to raise prices may cause earnings to suffer. Management does not foresee a change in these trends in the near future.

Earnings were further impacted in 2010 by a $562,000 adjustment to liabilities for future expenses on closed SuperPetz stores. The Company incurred a pre-tax impairment loss of $1.7 million for leasehold improvements on one closed store facility in 2008.

The Company's income benefited from the sale of cardboard salvage which increased $1.9 million in 2010 as market prices significantly increased, compared to 2009.

The Company recognized gift card breakage income of $103,000, $665,000 and $1.0 million as a credit against operating, general and administrative expenses during fiscal 2010, 2009 and 2008, respectively (See Note 1(r) Revenue Recognition of Notes to the Consolidated Financial Statements). Fiscal 2008 was the first year in which the Company recognized gift card breakage income, and therefore, the amount recognized includes the gift card breakage income related to gift cards sold since the inception of the gift card program in late 2002. The resolution of certain legal matters associated with gift card liabilities prompted management to initiate a change in accounting estimate.

Investment Income

The Company's investments consist of short-term money market funds and marketable securities consisting of municipal bonds and equity securities. The Company classifies all of its marketable securities as available-for-sale. Due to declining yields on short-term money market funds, the Company experienced a $210,000 decrease in interest income in 2010 compared to 2009 and a $1.3 million decrease in interest income in 2009 compared to 2008. At the end of 2010, the Company began to invest more heavily in municipal bonds and expects higher returns in 2011.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Results of Operations (continued)

Provision for Income Taxes
The effective income tax rate differs from the federal statutory rate of 35% primarily due to the effect of state taxes, net of permanent differences relating to tax-free income.

Income is earned by selling merchandise at price levels that produce revenues in excess of cost of merchandise sold and operating and administrative expenses. Although the Company may experience short term fluctuations in its earnings due to unforeseen short-term operating cost increases, it historically has been able to increase revenues and maintain stable earnings from year to year.

Liquidity and Capital Resources

Net cash provided by operating activities was $146.7 million in 2010 compared to $118.9 million in 2009 and $115.3 million in 2008. Working capital increased 34.8%, 9.0% and 1.0% in 2010, 2009 and 2008, respectively.

Net cash used in investing activities was $73.5 million in 2010 compared to $78.0 million in 2009, and $65.8 million in 2008. These funds were used primarily for property and equipment purchases in the three fiscal years presented. Property and equipment purchases, including the 2009 acquisition of a business, totaled $69.9 million in 2010 compared to $81.1 million in 2009 and $67.0 million in 2008. In 2009, the Company acquired eleven Giant Markets stores for $35.8 million. As a percentage of sales, capital expenditures were 2.7%, 2.1% and 2.8% in 2010, 2009 and 2008, respectively.

The Company's capital expansion program includes the construction of new superstores, the expansion and remodeling of existing units, the acquisition of sites for future expansion, new technology purchases and the continued upgrade of the Company's processing and distribution facilities. Management estimates that its current development plans will require an investment of approximately $110.0 million in 2011.

Net cash used in financing activities during 2010 was $31.2 million compared to $33.2 million in 2009 and $31.3 million in 2008. The majority of the financing activities consisted of dividend payments to shareholders. At December 25, 2010, the Company had outstanding letters of credit of $15.0 million. The letters of credit are maintained primarily to support performance, payment, deposit or surety obligations of the Company. The Company does not anticipate drawing on any of them.

Total cash dividend payments on common stock, on a per share basis, amounted to $1.16 per year in 2010, 2009 and 2008. Treasury stock purchases totaled $2,000 in 2010, compared to $2.0 million in 2009 and $181,000 in 2008. The Board of Directors' 2004 resolution authorizing the repurchase of up to one million shares of the Company's common stock has a remaining balance of 752,468 shares.

The Company has no other commitment of capital resources as of December 25, 2010, other than the lease commitments on its store facilities under operating leases that expire at various dates through 2028. The Company anticipates funding its working capital requirements and its $110.0 million capital expansion program through cash and investment reserves and future internally generated cash flows from operations. However, management is currently considering maintaining a credit facility to fund potential acquisitions.

The Company's earnings and cash flows are subject to fluctuations due to changes in interest rates as they relate to available-for-sale securities and any future long-term debt borrowings. The Company's marketable securities portfolio currently consists of municipal bonds, equity securities and other short-term investments. Other short-term investments are classified as cash equivalents on the Consolidated Balance Sheets.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Liquidity and Capital Resources (continued)

The Company's unrealized holding gains net of deferred taxes in 2010 were $405,000 (see Note 9 Comprehensive Income of Notes to the Consolidated Financial Statements). In 2009, the Company had unrealized holding gains net of deferred taxes of $68,000. The Company experienced a $2.8 million unrealized holding loss net of deferred taxes in 2008, primarily due to a decline in the value of the Company's equity holdings. As of December 25, 2010, the Company had $8.4 million in gross unrealized holding gains in marketable securities (see Note 2 Marketable Securities of Notes to the Consolidated Financial Statements).

By their nature, these financial instruments inherently expose the holders to market risk. The extent of the Company's interest rate and other market risk is not quantifiable or predictable with precision due to the variability of future interest rates and other changes in market conditions. However, the Company believes that its exposure in this area is not material.

Under its current policies, the Company invests primarily in high-grade marketable securities and does not use interest rate derivative instruments to manage exposure to interest rate fluctuations. Currently, the Company's investment strategy of obtaining marketable securities with maturity dates between one and ten years helps to minimize market risk and to maintain a balance between risk and return. The equity securities owned by the Company consist primarily of stock held in large capitalized companies trading on public security exchange markets. The Company's management continually monitors the risk associated with its marketable securities. A quantitative tabular presentation of risk exposure is located in "Item 7a. Quantitative and Qualitative Disclosures about Market Risk" of this report.

Contractual Obligations

The following table represents scheduled maturities of the Company's long-term contractual obligations as of December 25, 2010.

		Payments due by period			
(dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$ 220,800	$ 28,362	$ 55,610	$ 49,011	$ 87,817
Total	$ 220,800	$ 28,362	$ 55,610	$ 49,011	$ 87,817

Off-Balance Sheet Arrangements

The Company is not a party to any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Company's financial condition, results of operations or cash flows.

Critical Accounting Estimates

The Company has chosen accounting policies that it believes are appropriate to accurately and fairly report its operating results and financial position, and the Company applies those accounting policies in a consistent manner. The Significant Accounting Policies are summarized in Note 1 to the Consolidated Financial Statements.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires that the Company makes estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. These estimates and assumptions are based on historical and other factors believed to be reasonable under the circumstances. The Company evaluates these estimates and assumptions on an ongoing basis and may retain outside consultants, lawyers and actuaries to assist in its evaluation. The Company believes the following accounting policies are the most critical because they involve the most significant judgments and estimates used in preparation of its consolidated financial statements.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Vendor Allowances

Vendor allowances that relate to the Company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the Company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Store Closing Costs

The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to eight years. At December 25, 2010, closed store lease liabilities totaled $1.1 million. The Company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores. Other exit costs include estimated real estate taxes, common area maintenance, insurance and utility costs to be incurred after the store closes over the remaining lease term. Store closings are generally completed within one year after the decision to close. Adjustments to closed store liabilities and other exit costs primarily relate to changes in subtenants and actual exit costs differing from original estimates. Adjustments are made for changes in estimates in the period in which changes become known. Any excess store closing liability remaining upon settlement of the obligation is reversed to income in the period that such settlement is determined. Inventory write-downs, if any, in connection with store closings, are classified in cost of sales. Costs to transfer inventory and equipment from closed stores are expensed as incurred. Store closing liabilities are reviewed quarterly to ensure that any accrued amount that is no longer needed for its originally intended purpose is reversed to income in the proper period.

Self-Insurance

The Company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. The self-insurance liability for most of the workers' compensation claims is determined based on historical data and an estimate of claims incurred but not reported. The other self-insurance liabilities are determined actuarially, based on claims filed and an estimate of claims incurred but not yet reported. The Company is liable for associate health claims up to an annual maximum of $750,000 per member and for workers compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000. Significant assumptions used in the development of the actuarial estimates include reliance on the Company's historical claims data including average monthly claims and average lag time between incurrence and reporting of the claim.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations: (continued)

Forward-Looking Statements

In addition to historical information, this Annual Report may contain forward-looking statements, which are included pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. For example, risks and uncertainties can arise with changes in: general economic conditions, including their impact on capital expenditures; business conditions in the retail industry; the regulatory environment; rapidly changing technology and competitive factors, including increased competition with regional and national retailers; and price pressures. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management's analysis only as of the date hereof. The Company undertakes no obligation to publicly revise or update these forward-looking statements to reflect events or circumstances that arise after the date hereof. Readers should carefully review the risk factors described in other documents the Company files periodically with the Securities and Exchange Commission.

Item 7a. Quantitative and Qualitative Disclosures about Market Risk:

(dollars in thousands)			Expected Maturity Dates					Fair Value
December 25, 2010	**2011**	**2012**	**2013**	**2014**	**2015**	**Thereafter**	**Total**	**Dec. 25, 2010**
Rate sensitive assets:								
Fixed interest rate securities	$ 2,040	$ —	$ 4,045	$ 1,000	$ 3,000	$ 4,200	$ 14,285	$ 15,635
Average interest rate	4.11%	—	1.68%	1.58%	2.56%	3.19%	2.58%	

Other Relevant Market Risks

The Company's equity securities at December 25, 2010 had a cost basis of $1,756,000 and a fair value of $10,124,000. The dividend yield realized on these equity investments was 4.72% in 2010. Market risk, as it relates to equities owned by the Company, is discussed within the "Liquidity and Capital Resources" section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained within this report.

Item 8. Financial Statements and Supplementary Data:

WEIS MARKETS, INC.
CONSOLIDATED BALANCE SHEETS

(dollars in thousands) *December 25, 2010 and December 26, 2009*	**2010**	2009
Assets		
Current:		
Cash and cash equivalents	$ **109,140**	$ 67,065
Marketable securities	**25,759**	18,079
Accounts receivable, net	**53,302**	52,215
Inventories	**231,021**	223,015
Prepaid expenses	**6,439**	6,254
Income taxes recoverable	**2,712**	---
Total current assets	**428,373**	366,628
Property and equipment, net	**525,062**	510,882
Goodwill	**35,162**	35,162
Intangible and other assets, net	**3,484**	3,843
Total assets	$ **992,081**	$ 916,515
Liabilities		
Current:		
Accounts payable	$ **134,278**	$ 130,685
Accrued expenses	**28,803**	30,227
Accrued self-insurance	**19,163**	21,998
Deferred revenue, net	**6,922**	6,731
Income taxes payable	**---**	484
Deferred income taxes	**5,818**	3,344
Total current liabilities	**194,984**	193,469
Postretirement benefit obligations	**14,622**	13,850
Deferred income taxes	**54,348**	18,432
Total liabilities	**263,954**	225,751
Shareholders' Equity		
Common stock, no par value, 100,800,000 shares authorized, 33,047,807 shares issued	**9,949**	9,949
Retained earnings	**864,132**	827,042
Accumulated other comprehensive income, net	**4,903**	4,628
	878,984	841,619
Treasury stock at cost, 6,149,364 and 6,149,315 shares, respectively	**(150,857)**	(150,855)
Total shareholders' equity	**728,127**	690,764
Total liabilities and shareholders' equity	$ **992,081**	$ 916,515

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF INCOME

(dollars in thousands, except shares and per share amounts) *For the Fiscal Years Ended December 25, 2010, December 26, 2009 and December 27, 2008*	**2010 (52 weeks)**	2009 (52 weeks)	2008 (52 weeks)
Net sales	**$ 2,620,378**	$ 2,516,175	$ 2,422,361
Cost of sales, including warehousing and distribution expenses	**1,906,753**	1,838,003	1,795,570
Gross profit on sales	**713,625**	678,172	626,791
Operating, general and administrative expenses	**608,309**	581,821	559,210
Income from operations	**105,316**	96,351	67,581
Investment income	**2,069**	1,556	2,532
Income before provision for income taxes	**107,385**	97,907	70,113
Provision for income taxes	**39,094**	35,107	23,118
Net income	**$ 68,291**	$ 62,800	$ 46,995
Weighted-average shares outstanding, basic and diluted	**26,898,443**	26,920,551	26,966,647
Cash dividends per share	**$ 1.16**	$ 1.16	$ 1.16
Basic and diluted earnings per share	**$ 2.54**	$ 2.33	$ 1.74

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(dollars in thousands, except shares) *For the Fiscal Years Ended December 25, 2010, December 26, 2009 and December 27, 2008*	Common Stock Shares	Common Stock Amount	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total Shareholders' Equity
Balance at December 29, 2007	33,044,357	$ 9,830	$ 779,760	$ 7,339	6,077,311	$ (148,701)	$ 648,228
Net income	—	—	46,995	—	—	—	46,995
Other comprehensive loss, net of reclassification adjustments and tax	—	—	—	(2,779)	—	—	(2,779)
Comprehensive income							44,216
Shares issued for options	3,450	119	—	—	1,688	(67)	52
Treasury stock purchased	—	—	—	—	2,909	(114)	(114)
Dividends paid	—	—	(31,282)	—	—	—	(31,282)
Balance at December 27, 2008	33,047,807	9,949	795,473	4,560	6,081,908	(148,882)	661,100
Net income	—	—	62,800	—	—	—	62,800
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	68	—	—	68
Comprehensive income							62,868
Treasury stock purchased	—	—	—	—	67,407	(1,973)	(1,973)
Dividends paid	—	—	(31,231)	—	—	—	(31,231)
Balance at December 26, 2009	33,047,807	9,949	827,042	4,628	6,149,315	(150,855)	690,764
Net income	—	—	68,291	—	—	—	68,291
Other comprehensive income, net of reclassification adjustments and tax	—	—	—	275	—	—	275
Comprehensive income							68,566
Treasury stock purchased	—	—	—	—	49	(2)	(2)
Dividends paid	—	—	(31,201)	—	—	—	(31,201)
Balance at December 25, 2010	**33,047,807**	**$ 9,949**	**$ 864,132**	**$ 4,903**	**6,149,364**	**$ (150,857)**	**$ 728,127**

See accompanying notes to consolidated financial statements.

WEIS MARKETS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(dollars in thousands) *For the Fiscal Years Ended December 25, 2010, December 26, 2009 and December 27, 2008*	**2010 (52 weeks)**	2009 (52 weeks)	2008 (52 weeks)
Cash flows from operating activities:			
Net income	**$ 68,291**	$ 62,800	$ 46,995
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**48,567**	47,201	47,053
Amortization	**6,491**	6,207	7,978
(Gain) loss on disposition / impairment of fixed assets	**(1,023)**	60	155
Gain on sale of marketable securities	**(223)**	---	---
Changes in operating assets and liabilities:			
Inventories	**(8,006)**	(27,780)	6,299
Accounts receivable and prepaid expenses	**(1,272)**	(8,066)	1,434
Income taxes recoverable	**(2,712)**	---	8,074
Accounts payable and other liabilities	**297**	37,472	(7,441)
Income taxes payable	**(484)**	(254)	738
Deferred income taxes	**38,195**	1,372	3,946
Other	**(1,379)**	(93)	95
Net cash provided by operating activities	**146,742**	118,919	115,326
Cash flows from investing activities:			
Purchase of property and equipment	**(69,869)**	(45,249)	(66,958)
Proceeds from the sale of property and equipment	**2,013**	991	324
Purchase of marketable securities	**(12,245)**	---	---
Proceeds from maturities of marketable securities	**6,296**	2,197	1,210
Proceeds from the sale of marketable securities	**341**	---	---
Acquisition of business	**---**	(35,802)	---
Purchase of intangible assets	**---**	(138)	(394)
Net cash used in investing activities	**(73,464)**	(78,001)	(65,818)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**---**	---	119
Dividends paid	**(31,201)**	(31,231)	(31,282)
Purchase of treasury stock	**(2)**	(1,973)	(181)
Net cash used in financing activities	**(31,203)**	(33,204)	(31,344)
Net increase in cash and cash equivalents	**42,075**	7,714	18,164
Cash and cash equivalents at beginning of year	**67,065**	59,351	41,187
Cash and cash equivalents at end of year	**$ 109,140**	$ 67,065	$ 59,351

See accompanying notes to consolidated financial statements.

Note 1 Summary of Significant Accounting Policies

The following is a summary of the significant accounting policies utilized in preparing the Company's consolidated financial statements:

(a) Description of Business

Weis Markets, Inc. is a Pennsylvania business corporation formed in 1924. The Company is engaged principally in the retail sale of food in Pennsylvania and surrounding states. There was no material change in the nature of the Company's business during fiscal 2010.

(b) Definition of Fiscal Year

The Company's fiscal year ends on the last Saturday in December. Fiscal 2010, 2009 and 2008 were comprised of 52 weeks.

(c) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

(d) Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(e) Reclassifications

The Company reclassified certain immaterial amounts in the Consolidated Statements of Income.

(f) Cash and Cash Equivalents

The Company maintains its cash balances in the form of core checking accounts and money market accounts. The Company maintains cash deposits with banks that at times exceed applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high quality financial institutions that management believes are creditworthy.

The Company considers investments with an original maturity of three months or less to be cash equivalents. Investment amounts classified as cash equivalents as of December 25, 2010 and December 26, 2009 totaled $76.6 million and $52.3 million, respectively.

(g) Marketable Securities

Marketable securities consist of municipal bonds and equity securities. By policy, the Company invests primarily in high-grade marketable securities. The Company classifies all of its marketable securities as available-for-sale.

Available-for-sale securities are recorded at fair value as determined by quoted market price based on national markets. Unrealized holding gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of shareholders' equity until realized. A decline in the fair value below cost that is deemed other than temporary results in a charge to earnings and the establishment of a new cost basis for the security. Dividend and interest income is recognized when earned. Realized gains and losses are included in earnings and are derived using the specific identification method for determining the cost of securities.

(h) Accounts Receivable

Accounts receivable are stated net of an allowance for uncollectible accounts of $1,037,000 and $969,000 as of December 25, 2010 and December 26, 2009, respectively. The reserve balance relates to amounts due from pharmacy third party providers and customer returned checks. The Company maintains an allowance for the amount of receivables deemed to be uncollectible and calculates this amount based upon historical collection activity adjusted for current conditions. Customer electronic payments accepted at the point of sale are classified as accounts receivable until collected.

Note 1 Summary of Significant Accounting Policies (continued)

(i) Inventories

Inventories are valued at the lower of cost or market, using both the last-in, first-out (LIFO) and average cost methods. The Company evaluates inventory shortages throughout the year based on actual physical counts in its facilities. Allowances for inventory shortages are recorded based on the results of these counts and to provide for estimated shortages from the last physical count to the financial statement date. See additional disclosures regarding inventories in Note 3.

(j) Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided on the cost of buildings and improvements and equipment principally using accelerated methods. Leasehold improvements are amortized using the straight line method over the terms of the leases or the useful lives of the assets, whichever is shorter.

Maintenance and repairs are expensed and renewals and betterments are capitalized. When assets are retired or otherwise disposed of, the assets and accumulated depreciation are removed from the respective accounts and any profit or loss on the disposition is credited or charged to "Operating, general and administrative expenses."

(k) Goodwill and Intangible Assets

Intangible assets with an indefinite useful life are not amortized until their useful life is determined to be no longer indefinite and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is not amortized but tested for impairment for each reporting unit, on an annual basis and between annual tests in certain circumstances.

To derive the fair value of the Company's sole reporting unit, the Company uses an income approach along with an analysis of its stock value. Under the income approach, fair value of a reporting unit is determined based on estimated future cash flows discounted by an estimated weighted-average cost of capital, which reflects the overall level of inherent risk of the Company. Estimated future cash flows are based on the Company's internal projection model. The stock value evaluation consists of measuring the average market capitalization of the Company against its total asset value of its sole reporting unit. The Company completes its impairment test in the third quarter of each fiscal year.

The results of the impairment test are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

The Company's intangible assets and related accumulated amortization at December 25, 2010 and December 26, 2009 consisted of the following:

	December 25, 2010			December 26, 2009		
(dollars in thousands)	**Gross**	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Non-Compete Agreements	**$ 1,200**	**$ 960**	**$ 240**	$ 1,350	$ 1,000	$ 350
Lease Acquisitions	**5,409**	**2,546**	**2,863**	5,409	2,298	3,111
Total	**$ 6,609**	**$ 3,506**	**$ 3,103**	$ 6,759	$ 3,298	$ 3,461

Intangible assets with a definite useful life are generally amortized on a straight-line basis over periods ranging from 15 to 20 years. Estimated amortization expense for the next five fiscal years is approximately $329,000 in 2011, $325,000 in 2012, $321,000 in 2013, $236,000 in 2014, and $236,000 in 2015. As of December 25, 2010, the Company has no intangible assets, other than goodwill, with indefinite lives.

Note 1 Summary of Significant Accounting Policies (continued)

(l) Impairment of Long-Lived Assets
The Company periodically evaluates the period of depreciation or amortization for long-lived assets to determine whether current circumstances warrant revised estimates of useful lives. The Company reviews its property and equipment for impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Recoverability is measured by a comparison of the carrying amount to the net undiscounted cash flows expected to be generated by the asset. An impairment loss would be recorded for the excess of net book value over the fair value of the asset impaired. The fair value is estimated based on expected discounted future cash flows.

With respect to owned property and equipment associated with closed stores, the value of the property and equipment is adjusted to reflect recoverable values based on the Company's prior history of disposing of similar assets and current economic conditions.

The results of impairment tests are subject to management's estimates and assumptions of projected cash flows and operating results. The Company believes that, based on current conditions, materially different reported results are not likely to result from long-lived asset impairments. However, a change in assumptions or market conditions could result in a change in estimated future cash flows and the likelihood of materially different reported results.

(m) Store Closing Costs
The Company provides for closed store liabilities relating to the estimated post-closing lease liabilities and related other exit costs associated with the store closing commitments. The closed store liabilities are usually paid over the lease terms associated with the closed stores having remaining terms ranging from one to eight years. Closed store lease liabilities totaled $1.1 million and $863,000 as of December 25, 2010 and December 26, 2009, respectively. The Company estimates the lease liabilities, net of estimated sublease income, using the undiscounted rent payments of closed stores.

(n) Self-Insurance
The Company is self-insured for a majority of its workers' compensation, general liability, vehicle accident and associate medical benefit claims. Self-insurance costs are accrued based upon the aggregate of the liability for reported claims and an estimated liability for claims incurred but not reported. The Company is liable for associate health claims up to an annual maximum of $750,000 per member and for workers' compensation claims up to $2,000,000 per claim. Property and casualty insurance coverage is maintained with outside carriers at deductible or retention levels ranging from $100,000 to $1,000,000.

(o) Stock Option Plan
As of December 31, 2004, no awards may be granted under the Company's 1995 Stock Option Plan. The last options granted under the Plan in 2002 expired in 2010. See additional disclosures regarding stock options in Note 7.

(p) Income Taxes
The Company recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(q) Earnings Per Share
Earnings per share are based on the weighted-average number of common shares outstanding. Diluted earnings per share are based on the weighted-average number of common shares outstanding, plus the incremental shares that would have been outstanding upon the assumed exercise of all dilutive stock options, subject to antidilution limitations. The last stock options granted under the Stock Option Plan in 2002 expired in 2010. Basic and diluted earnings per share are the same amounts for each period presented.

Note 1 Summary of Significant Accounting Policies (continued)

(r) Revenue Recognition
Revenue from the sale of products to the Company's customers is recognized at the point of sale. Discounts provided to customers at the point of sale through the Weis Club Preferred Shopper loyalty program are recognized as a reduction in sales as products are sold. Periodically, the Company will run a point based sales incentive program that rewards customers with future sales discounts. The Company makes reasonable and reliable estimates of the amount of future discounts based upon historical experience and its customer data tracking software. Sales are reduced by these estimates over the life of the program. Discounts to customers at the point of sale provided by vendors, usually in the form of paper coupons, are not recognized as a reduction in sales provided the discounts are redeemable at any retailer that accepts those discounts. The Company records "Deferred revenue" for the sale of gift cards and revenue is recognized in "Net sales" at the time of customer redemption for products. Gift card breakage income is recognized based upon historical redemption patterns and represents the balance of gift cards for which the Company believes the likelihood of redemption by the customer is remote. The Company recognized gift card breakage income of $103,000, $665,000 and $1.0 million during fiscal 2010, 2009 and 2008, respectively. Fiscal 2008 was the first year in which the Company recognized gift card breakage income, and therefore, the amount recognized includes the gift card breakage income related to gift cards sold since the inception of the gift card program. The resolution of certain legal matters associated with gift card liabilities prompted management to initiate a change in accounting estimate. This income is included in the Consolidated Statements of Income as a reduction in "Operating, general and administrative expenses." Merchandise return activity is immaterial to revenues.

(s) Cost of Sales, Including Warehousing and Distribution Expenses
"Cost of sales, including warehousing and distribution expenses" consists of direct product costs (net of discounts and allowances), warehouse costs, transportation costs and manufacturing facility costs.

(t) Vendor Allowances
Vendor allowances that relate to the Company's buying and merchandising activities are recorded as a reduction of cost of sales as they are earned, in accordance with its underlying agreement. Off-invoice and bill-back allowances are used to reduce direct product costs upon the receipt of goods. Promotional rebates and credits are accounted for as a reduction in the cost of inventory and recognized when the related inventory is sold. Volume incentive discounts are realized as a reduction of cost of sales at the time it is deemed probable and reasonably estimable that the incentive target will be reached. Long-term contract incentives, which require an exclusive vendor relationship, are allocated over the life of the contract. Promotional allowance funds for specific vendor-sponsored programs are recognized as a reduction of cost of sales as the program occurs and the funds are earned per the agreement. Cash discounts for prompt payment of invoices are realized in cost of sales as invoices are paid. Warehouse and back-haul allowances provided by suppliers for distributing their product through our distribution system are recorded in cost of sales as the required performance is completed. Warehouse rack and slotting allowances are recorded in cost of sales when new items are initially set up in the Company's distribution system, which is when the related expenses are incurred and performance under the agreement is complete. Swell allowances for damaged goods are realized in cost of sales as provided by the supplier, helping to offset product shrink losses also recorded in cost of sales.

Vendor allowances recorded as credits in cost of sales totaled $60.3 million in 2010, $54.9 million in 2009, and $51.4 million in 2008. Vendor paid cooperative advertising credits totaled $18.8 million in 2010, $17.1 million in 2009, and $15.1 million in 2008. These credits were netted against advertising costs within "Operating, general and administrative expenses." The Company had accounts receivable due from vendors of $256,000 and $386,000 for earned advertising credits and $5.3 million and $3.9 million for earned promotional discounts as of December 25, 2010 and December 26, 2009, respectively. The Company had $1.1 million and $2.2 million in unearned income included in accrued liabilities for unearned vendor programs under long-term contracts for display and shelf space allocation as of December 25, 2010 and December 26, 2009, respectively.

(u) Operating, General and Administrative Expenses
Business operating costs including expenses generated from administration and purchasing functions, are recorded in "Operating, general and administrative expenses" in the Consolidated Statements of Income. Business operating costs include items such as wages, benefits, utilities, repairs and maintenance, advertising costs and credits, rent, insurance, equipment depreciation, leasehold amortization and costs for outside provided services.

Note 1 Summary of Significant Accounting Policies (continued)

(v) Advertising Costs
The Company expenses advertising costs as incurred. The Company recorded advertising expense, before vendor paid cooperative advertising credits, of $25.1 million in 2010, $23.4 million in 2009, and $25.0 million in 2008 in "Operating, general and administrative expenses."

(w) Rental Income
The Company leases or subleases space to tenants in owned, vacated and open store facilities. Rental income is recorded when earned as a component of "Operating, general and administrative expenses." All leases are operating leases, as disclosed in Note 5, and do not contain upfront considerations.

(x) Current Relevant Accounting Standards
In January 2010, the Financial Accounting Standards Board (FASB) issued additional authoritative guidance on fair value measurements. The guidance requires previous fair value hierarchy disclosures to be further disaggregated by class of assets and liabilities. In addition, significant transfers between Levels 1 and 2 of the fair value hierarchy are required to be disclosed. The guidance was effective for interim and annual reporting periods beginning after December 15, 2009. Adoption of the new guidance did not have an impact on the Company's consolidated financial position, as this guidance relates only to additional disclosures. In addition, the guidance requires that in the reconciliation for fair value measurements using significant unobservable inputs, or Level 3, a reporting entity separately disclose information about purchases, sales, issuances and settlements on a gross basis rather than as one net number. This guidance will be effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not expect the adoption of the new guidance to have a material impact on the consolidated financial statements.

In December 2010, FASB issued additional authoritative guidance on goodwill impairment. The guidance modifies step 1 of the goodwill impairment test for entities with a zero or negative carrying value to require entities to assess, considering qualitative factors, whether it is more likely than not that a goodwill impairment exists. If an entity concludes that it is more likely than not that goodwill impairment exists, the entity must perform step 2 of the goodwill impairment test. The guidance allows an entity to use either the equity or the enterprise valuation premise to determine the carrying amount of a reporting unit. The guidance will be effective for impairment tests performed during fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company does not expect the adoption of the new guidance to have a material impact on the consolidated financial statements.

In December 2010, FASB issued additional authoritative guidance on business combinations. The guidance provides clarification regarding pro forma revenue and earnings disclosure requirements for business combinations. The guidance specifies that if a public entity presents comparative financial statements, the entity should disclose only revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period. The guidance also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The guidance will be effective prospectively for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company does not expect the adoption of the new guidance to have a material impact on the consolidated financial statements.

Note 2 Marketable Securities

The Company's marketable securities are all classified as available-for-sale. FASB has established three levels of inputs that may be used to measure fair value:

- Level 1 Observable inputs such as quoted prices in active markets for identical assets or liabilities;
- Level 2 Observable inputs, other than Level 1 inputs in active markets, that are observable either directly or indirectly; and
- Level 3 Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions.

The Company's marketable securities values are derived solely from level 1 inputs.

Marketable securities, as of December 25, 2010 and December 26, 2009, consisted of:

(dollars in thousands) *December 25, 2010*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Municipal bonds	$ 15,623	$ 12	$ ---	$ 15,635
Equity securities	1,756	8,368	---	10,124
	$ 17,379	$ 8,380	$ ---	$ 25,759

(dollars in thousands) *December 26, 2009*	**Amortized Cost**	**Gross Unrealized Holding Gains**	**Gross Unrealized Holding Losses**	**Fair Value**
Available-for-sale:				
Municipal bonds	$ 8,295	$ 132	$ ---	$ 8,427
Equity securities	1,874	7,804	26	9,652
	$ 10,169	$ 7,936	$ 26	$ 18,079

Maturities of marketable securities classified as available-for-sale at December 25, 2010, were as follows:

(dollars in thousands)	**Amortized Cost**	**Fair Value**
Available-for-sale:		
Due within one year	$ 2,060	$ 2,071
Due after one year through five years	8,918	8,919
Due after five years through ten years	4,645	4,645
Equity securities	1,756	10,124
	$ 17,379	$ 25,759

See additional disclosures regarding marketable securities in Notes 1(g) and 12.

Note 3 Inventories

Merchandise inventories, as of December 25, 2010 and December 26, 2009, were valued as follows:

(dollars in thousands)	2010	2009
LIFO	**$ 190,038**	$ 177,807
Average cost	**40,983**	45,208
	$ 231,021	$ 223,015

Management believes the use of the LIFO method for valuing certain inventories represents the most appropriate matching of costs and revenues in the Company's circumstances. If all inventories were valued on the average cost method, which approximates current cost, total inventories would have been $68,402,000 and $65,490,000 higher than as reported on the above methods as of December 25, 2010 and December 26, 2009, respectively.

Note 4 Property and Equipment

Property and equipment, as of December 25, 2010 and December 26, 2009, consisted of:

(dollars in thousands)	Useful Life (in years)	2010	2009
Land		**$ 91,596**	$ 86,193
Buildings and improvements	10-60	**447,648**	427,797
Equipment	3-12	**714,308**	682,622
Leasehold improvements	5-20	**142,319**	139,418
Total, at cost		**1,395,871**	1,336,030
Less accumulated depreciation and amortization		**870,809**	825,148
		$ 525,062	$ 510,882

Note 5 Lease Commitments

At December 25, 2010, the Company leased approximately 53% of its open store facilities under operating leases that expire at various dates through 2028. These leases generally provide for fixed annual rentals; however, several provide for minimum annual rentals plus contingent rentals as a percentage of annual sales and a number of leases require the Company to pay for all or a portion of insurance, real estate taxes, water and sewer rentals, and repairs, the cost of which is charged to the related expense category rather than being accounted for as rent expense. Most of the leases contain multiple renewal options, under which the Company may extend the lease terms from 5 to 20 years. Rents on operating leases, including agreements with step rents, are charged to expense on a straight-line basis over the minimum lease term. The Company does not have any leases that include capital improvement funding or other lease concessions.

Rent expense and income on all leases consisted of:

(dollars in thousands)	2010	2009	2008
Minimum annual rentals	**$ 33,285**	$ 31,436	$ 30,733
Contingent rentals	**598**	569	473
Lease or sublease income	**(6,514)**	(6,482)	(6,206)
	$ 27,369	$ 25,523	$ 25,000

Note 5 Lease Commitments (continued)

The following is a schedule by years of future minimum rental payments required under operating leases and total minimum sublease and lease rental income to be received that have initial or remaining noncancelable lease terms in excess of one year as of December 25, 2010.

(dollars in thousands)	Leases	Subleases
2011	$ 28,362	$ (2,987)
2012	27,981	(2,417)
2013	27,629	(1,593)
2014	26,292	(1,234)
2015	22,719	(962)
Thereafter	87,817	(2,831)
	$ 220,800	$ (12,024)

The Company has $531,000 accrued as of December 25, 2010, for future minimum rental payments due on previously closed stores, reduced by the estimated sublease income to be received. The future minimum rental payments required under operating leases and estimated sublease income for these locations are included in the above schedule.

Note 6 Retirement Plans

The Company has a contributory retirement savings plan, the Weis Markets, Inc. Retirement Savings Plan, covering substantially all full-time associates. The Company had a noncontributory profit-sharing plan, the Weis Markets, Inc. Profit Sharing Plan, covering eligible associates which included certain salaried associates, store management and administrative support personnel. Effective December 1, 2009, the Weis Markets, Inc. Profit Sharing Plan was merged into the Weis Markets, Inc. Retirement Savings Plan. The Company also has three supplemental retirement plans covering highly compensated employees of the Company. The Company's policy is to fund all qualified retirement plan costs as accrued, but not supplemental retirement costs. Employer contributions to the qualified retirement plans are made at the sole discretion of the Company.

As of December 31, 2006, the Weis Markets, Inc. Employee Stock Bonus Plan was terminated, and subsequently all plan assets were distributed to participants or beneficiaries by December 31, 2009.

Retirement plan costs:

(dollars in thousands)	**2010**	2009	2008
Retirement savings plan	**$ 1,134**	$ 1,070	$ 1,095
Profit-sharing plan	**1,414**	2,000	900
Employee stock bonus plan	**(3)**	2	---
Deferred compensation plan	**570**	570	525
Supplemental retirement plan	**798**	1,304	(1,976)
Pharmacist deferred compensation plan	**81**	(4)	3
	$ 3,994	$ 4,942	$ 547

The Company maintains a non-qualified deferred compensation plan for the payment of specific amounts of annual retirement benefits to certain officers or their beneficiaries over an actuarially computed normal life expectancy. The benefits are determined through actuarial calculations dependent on the age of the recipient, using an assumed discount rate. The plan is unfunded and accounted for on an accrual basis. The projected benefit obligations are equal to the liability for pension benefits included in "Accrued expenses" and "Postretirement benefit obligations" in the Consolidated Balance Sheets.

Note 6 Retirement Plans (continued)

Change in the benefit obligations:

(dollars in thousands)	**2010**	2009
Benefit obligations at beginning of year	**$ 7,406**	$ 7,068
Interest cost	**538**	513
Benefit payments	**(232)**	(232)
Actuarial gain	**32**	57
	$ 7,744	$ 7,406

Weighted-average assumptions used to determine benefit obligations:	**2010**	2009
Discount rate	**7.50%**	7.50%

Components of net periodic benefit cost:

(dollars in thousands)	**2010**	2009	2008
Interest cost	**$ 538**	$ 513	$ 491
Amount of recognized gain	**200**	175	198

Estimated future benefit payments:

(dollars in thousands)	**Benefits**
2011	$ 232
2012	1,334
2013	1,334
2014	1,334
2015	1,334
2016 – 2020	6,668

The Company also maintains a non-qualified supplemental executive retirement plan and a non-qualified pharmacist deferred compensation plan for certain of its associates. These plans are designed to provide retirement benefits and salary deferral opportunities because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. These plans are unfunded and accounted for on an accrual basis. Participants in these plans are excluded from participation in the profit sharing portion of the Weis Markets, Inc. Retirement Savings Plan. The Board of Directors annually determines the amount of the allocation to the plans at its sole discretion. The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after six years of service with the Company. Benefits are distributed among participants upon reaching the applicable retirement age. Substantial risk of benefit forfeiture does exist for participants in these plans. The present value of accumulated benefits amounted to $7,109,000 and $6,675,000 at December 25, 2010 and December 26, 2009, respectively, and is included in "Postretirement benefit obligations" in the Consolidated Balance Sheets.

The Company has no other postretirement benefit plans.

Note 7 Stock Option Plan

The Company had an incentive stock option plan for officers and other key associates. Under the terms of the plan, option exercise prices were 100% of the "fair market value" of the shares on the date granted. Options previously granted were immediately exercisable and expired ten years after date of grant. As of December 25, 2010, the Company had no remaining stock options.

Changes during the three years ended December 25, 2010, in options outstanding under the plan were as follows:

	Weighted-Average Exercise Price	Shares Under Option
Balance, December 29, 2007	$36.88	47,050
Exercised	$34.59	(3,450)
Expired	$34.31	(1,100)
Forfeited	$35.95	(950)
Balance, December 27, 2008	$37.16	41,550
Expired	$37.94	(8,900)
Forfeited	$37.42	(25,950)
Balance, December 26, 2009	$35.13	6,700
Expired	$35.13	(500)
Forfeited	$35.13	(6,200)
Balance, December 25, 2010	---	---

Note 8 Income Taxes

The provision (benefit) for income taxes consists of:

(dollars in thousands)	**2010**	2009	2008
Current:			
Federal	$ **1,578**	$ 30,415	$ 17,017
State	**(679)**	3,320	2,155
Deferred:			
Federal	**33,612**	1,805	6,843
State	**4,583**	(433)	(2,897)
	$ **39,094**	$ 35,107	$ 23,118

The reconciliation of income taxes computed at the federal statutory rate (35% in 2010, 2009 and 2008) to the provision for income taxes is:

(dollars in thousands)	**2010**	2009	2008
Income taxes at federal statutory rate	$ **37,585**	$ 34,268	$ 24,540
State income taxes, net of federal income tax benefit	**2,538**	1,877	(483)
Other	**(1,029)**	(1,038)	(939)
Provision for income taxes (effective tax rate 36.4%, 35.9% and 33.0%, respectively)	$ **39,094**	$ 35,107	$ 23,118

Cash paid for income taxes was $4,123,000, $34,305,000 and $10,360,000 in 2010, 2009 and 2008, respectively.

Note 8 Income Taxes (continued)

The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 25, 2010 and December 26, 2009, are:

(dollars in thousands)	2010	2009
Deferred tax assets:		
Accounts receivable	$ 190	$ 189
Compensated absences	520	550
Employee benefit plans	4,080	5,214
General liability insurance	1,413	1,410
Postretirement benefit obligations	6,064	5,780
Net operating loss carryforwards	9,253	3,700
Total deferred tax assets	21,520	16,843
Deferred tax liabilities:		
Inventories	(7,191)	(6,219)
Unrealized gains on marketable securities	(3,477)	(3,282)
Nondeductible accruals and other	(195)	(1,206)
Depreciation	(70,823)	(27,912)
Total deferred tax liabilities	(81,686)	(38,619)
Net deferred tax liability	$ (60,166)	$ (21,776)
Current deferred liability - net	$ (5,818)	$ (3,344)
Noncurrent deferred liability - net	(54,348)	(18,432)
Net deferred tax liability	$ (60,166)	$ (21,776)

The following table summarizes the activity related to the Company's unrecognized tax benefits:

(dollars in thousands)	2010	2009
Unrecognized tax benefits at beginning of year	$ 925	$ 800
Increases based on tax positions related to the current year	---	---
Additions for tax positions of prior years	---	125
Reductions for tax positions of prior years	---	---
Settlements	---	---
Expiration of the statute of limitations for assessment of taxes	---	---
Unrecognized tax benefits at end of year	$ 925	$ 925

All of the unrecognized tax benefits, $925,000 for 2010 and 2009, would impact the effective tax rate over time and if recognized would reduce the effective tax rate. The Company accrues interest and penalties related to income tax matters as a part of the provision for income taxes. The Company had $434,000 of accrued interest and penalties at December 25, 2010 and $55,000 at December 26, 2009 and December 27, 2008. Management anticipates settlement for the majority of unrecognized tax benefits within the next twelve months.

The Company or one of its subsidiaries files tax returns in various states. The tax years subject to examination in Pennsylvania, where the majority of the Company's revenues are generated, are 2007 to 2010. Pennsylvania has recently completed its examination of tax year 2006 for Corporate Net Income tax purposes and Franchise tax purposes. Adjustments made as a result of the examination were immaterial to the financial statements as a whole.

The Company has net operating loss carryforwards available for state income tax purposes. The net operating losses will begin to expire starting in 2027.

Note 9 Comprehensive Income

(dollars in thousands)	2010	2009	2008
Net income	$ 68,291	$ 62,800	$ 46,995
Other comprehensive income by component, net of tax:			
Unrealized holding gains (losses) arising during period			
(Net of deferred taxes of $288, $47 and $1,970, respectively)	405	68	(2,779)
Reclassification adjustment for gains included in net income			
(Net of deferred taxes of $93, $0 and $0, respectively)	(130)	---	---
Other comprehensive income (loss), net of tax	275	68	(2,779)
Comprehensive income, net of tax	$ 68,566	$ 62,868	$ 44,216

Note 10 Acquisition of Business

On August 23, 2009, Weis Markets, Inc. acquired eleven Giant Markets stores located in Broome County, New York including units in Binghamton, Vestal, Endicott, Endwell and Johnson City. Weis Markets, Inc. acquired the store locations and operations of Giant Markets in an effort to establish its retail presence in the Southern Tier of New York. The results of operations of the Giant Markets acquisition are included in the accompanying consolidated financial statements from the date of acquisition. The Giant Markets acquisition contributed $58.8 million to sales in 2009.

The cash purchase price paid to Giant Markets was $35.8 million. The purchased assets include inventories, equipment and goodwill. Weis Markets, Inc. assumed one lease obligation in the acquisition of the Giant Markets stores and entered into ten new lease agreements.

The following table summarizes the fair values of the assets acquired at the date of acquisition. The fair value of the acquired assets is reported below.

(dollars in thousands)	August 23, 2009
Inventories	$ 7,802
Equipment	8,560
Goodwill	19,440
Total Assets Acquired	$ 35,802

Note 11 Summary of Quarterly Results (Unaudited)

Quarterly financial data for 2010 and 2009 are as follows:

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	March 27, 2010	June 26, 2010	Sep. 25, 2010	Dec. 25, 2010
Net sales	$ 664,256	$ 653,677	$ 639,967	$ 662,478
Gross profit on sales	179,697	184,374	177,719	171,835
Net income	17,382	20,509	16,316	14,084
Basic and diluted earnings per share	.65	.76	.61	.52

(dollars in thousands, except per share amounts)	Thirteen Weeks Ended			
	March 28, 2009	June 27, 2009	Sep. 26, 2009	Dec. 26, 2009
Net sales	$ 606,239	$ 615,378	$ 623,158	$ 671,400
Gross profit on sales	163,510	165,957	170,960	177,745
Net income	16,518	15,205	15,554	15,523
Basic and diluted earnings per share	.61	.56	.58	.58

Note 12 Fair Value Information

The carrying amounts for cash, accounts receivable and accounts payable approximate fair value because of the short maturities of these instruments. The fair values of the Company's marketable securities, as disclosed in Note 2, are based on quoted market prices.

Note 13 Contingencies

The Company is involved in various legal actions arising out of the normal course of business. The Company also accrues for tax contingencies when it is probable that a liability to a taxing authority has been incurred and the amount of the contingency can be reasonably estimated, based on past experience. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Weis Markets, Inc.

We have audited the accompanying consolidated balance sheets of Weis Markets, Inc. and subsidiaries (a Pennsylvania corporation) as of December 25, 2010 and December 26, 2009, and the related consolidated statements of income, shareholders' equity, and cash flows for the fiscal years ended December 25, 2010, December 26, 2009, and December 27, 2008 (52 weeks, 52 weeks, and 52 weeks, respectively). Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 15(c)(3). We also have audited Weis Markets, Inc. and subsidiaries' internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Weis Markets, Inc. and subsidiaries' management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on Weis Markets, Inc. and subsidiaries' internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Report of Independent Registered Public Accounting Firm (continued)
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Weis Markets, Inc. and subsidiaries as of December 25, 2010 and December 26, 2009, and the consolidated results of their operations and their cash flows for the fiscal years ended December 25, 2010, December 26, 2009, and December 27, 2008 (52 weeks, 52 weeks, and 52 weeks, respectively) in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also, in our opinion, Weis Markets, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 25, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

/S/Grant Thornton LLP
Philadelphia, Pennsylvania
March 10, 2011

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure:

None.

Item 9a. Controls and Procedures:

Management's Report on Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company (its principal executive officer and principal financial officer, respectively) have concluded, based on their evaluation as of the close of the period covered by this Report, that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports filed or submitted by it under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and include controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company's management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control system was designed to provide reasonable assurance to the Company's management and board of directors regarding the preparation and fair presentation of published financial statements. In making its assessment of internal control over financial reporting, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

With the participation of the Chief Executive Officer and the Chief Financial Officer, management concluded that the Company's internal control over financial reporting was effective as of December 25, 2010.

The effectiveness of the Company's internal control over financial reporting as of the fiscal year end, has been audited by Grant Thornton LLP, an independent registered public accounting firm, as stated in their report, which can be found in Item 8 of this Form 10-K.

Item 9a. Controls and Procedures: (continued)

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the fiscal quarter ended December 25, 2010, that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9b. Other Information:

There was no information required on Form 8-K during this quarter that was not reported.

PART III

Item 10. Directors, Executive Officers and Corporate Governance:

In addition to the information reported in Part I of this Form 10-K under the caption "Executive Officers of the Registrant," "Election of Directors," "Board Committees and Meeting Attendance, Audit Committee," "Corporate Governance Matters," "Compensation Tables" and "Stock Ownership, Section 16(a) Beneficial Ownership Reporting Compliance" of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 are incorporated herein by reference.

Item 11. Executive Compensation:

"Board Committees and Meeting Attendance, Compensation Committee," "Executive Compensation, Compensation Discussion and Analysis," "Compensation Committee Report," "Compensation Tables" and "Other Information Concerning the Board of Directors, Compensation Committee Interlocks and Insider Participation" of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 are incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters:

"Stock Ownership" of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 is incorporated herein by reference. Equity compensation plan information is included in Part II, Item 8, "Note 7 Stock Option Plan" of this annual report on Form 10-K.

Item 13. Certain Relationships and Related Transactions, and Director Independence:

"Other Information Concerning the Board of Directors, Review and Approval of Related Party Transactions" and "Independence of Directors" of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 are incorporated herein by reference.

Item 14. Principal Accounting Fees and Services:

"Ratification Of Appointment Of Independent Registered Public Accounting Firm" of the Weis Markets, Inc. definitive proxy statement dated March 10, 2011 is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules:

(a)(1) The Company's 2010 Consolidated Financial Statements and the Report of Independent Registered Public Accounting Firm are included in Item 8 of Part II.

(a)(2) Financial statement schedules required to be filed by Item 8 of this form, and by Item 15(c)(3) below:
Schedule II - Valuation and Qualifying Accounts, page 39 of this annual report on Form 10-K

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 15. Exhibits, Financial Statement Schedules: (continued)

(a)(3) A listing of exhibits filed or incorporated by reference is as follows:

Exhibit No.	Exhibits
3-A	Articles of Incorporation, filed as exhibit 4.1 in Form S-8 on September 13, 2002 and incorporated herein by reference.
3-B	By-Laws, filed as exhibit under Part IV, Item 14(c) in the annual report on Form 10-K for the fiscal year ended December 29, 2001 and incorporated herein by reference.
10-A	Retirement Savings Plan, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference.
10-B	Supplemental Executive Retirement Plan, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference.
10-C	Deferred Compensation Plan for Pharmacists, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference.
10-D	Executive Benefits Agreement between the Company and Robert F. Weis, Chairman of the Board, signed on March 24, 2006, commencing immediately and continuing thereafter through December 31, 2023, filed on Form 8-K March 24, 2006 and incorporated herein by reference. *
10-E	Deferred Compensation Agreement between the Company and Mr. Robert F. Weis, filed as exhibit under Part IV, Item 15(a)(3) in the annual report on Form 10-K for the fiscal year ended December 26, 2009 and incorporated herein by reference. *
10-F	Executive Employment Agreement between the Company and David J. Hepfinger, President and Chief Executive Officer, signed on March 6, 2008, commencing on March 1, 2008 and continuing thereafter through February 28, 2010, filed on Form 8-K March 6, 2008 and incorporated herein by reference. *
10-G	Executive Employment Agreement between the Company and David J. Hepfinger, President and Chief Executive Officer, signed on October 26, 2010, with retroactive effect to March 1, 2010 and continuing thereafter through February 28, 2013, filed as Exhibit 10.1 to Form 8-K November 1, 2010 and incorporated herein by reference. *
10-H	CEO Incentive Award Plan between the Company and David J. Hepfinger, President and Chief Executive Officer, signed on October 26, 2010, with retroactive effect to January 1, 2010 and continuing thereafter through December 31, 2014, filed as Exhibit 10.2 to Form 8-K November 1, 2010 and incorporated herein by reference. *
10-I	Executive Employment Agreement between the Company and William R. Mills, Former Senior Vice President, Treasurer and Chief Financial Officer, signed on June 27, 2007, commencing on January 1, 2008 and continuing thereafter through December 31, 2010, filed on Form 8-K June 29, 2007 and incorporated herein by reference. *
21	Subsidiaries of the Registrant, filed with this annual report on Form 10-K
23	Consent of Grant Thornton LLP, filed with this annual report on Form 10-K
31.1	Rule 13a-14(a) Certification - CEO, filed with this annual report on Form 10-K
31.2	Rule 13a-14(a) Certification - CFO, filed with this annual report on Form 10-K
32	Certification Pursuant to 18 U.S.C. Section 1350, filed with this annual report on Form 10-K

* Management contract or compensatory plan arrangement.

The Company will provide a copy of any exhibit upon receipt of a written request for the particular exhibit or exhibits desired. All requests should be addressed to the Company's principal executive offices.

(b) The Company files as exhibits to this annual report on Form 10-K, those exhibits listed in Item 15(a)(3) above.

Item 15(c)(3). Financial Statement Schedules:

Schedule II - Valuation and Qualifying Accounts:

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
WEIS MARKETS, INC.
(dollars in thousands)

Col. A	Col. B	Col. C		Col. D	Col. E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Accounts Describe	Deductions Describe (1)	Balance at End of Period
Fiscal Year ended December 25, 2010:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 969	$ 872	$ ---	$ 804	$ 1,037
Fiscal Year ended December 26, 2009:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 673	$ 859	$ ---	$ 563	$ 969
Fiscal Year ended December 27, 2008:					
Deducted from asset accounts:					
Allowance for uncollectible accounts	$ 1,147	$ 619	$ ---	$ 1,093	$ 673

(1) Deductions are uncollectible accounts written off, net of recoveries.

WEIS MARKETS, INC.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WEIS MARKETS, INC.
(Registrant)

Date 03/10/2011

/S/David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
and Director
(principal executive officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date 03/10/2011

/S/Robert F. Weis
Robert F. Weis
Chairman of the Board of Directors

Date 03/10/2011

/S/Jonathan H. Weis
Jonathan H. Weis
Vice Chairman and Secretary
and Director

Date 03/10/2011

/S/David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
and Director
(principal executive officer)

Date 03/10/2011

/S/Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer
and Treasurer
(principal financial officer)

Date 03/10/2011

/S/Richard E. Shulman
Richard E. Shulman
Director

Date 03/10/2011

/S/Gerrald B. Silverman
Gerrald B. Silverman
Director

Date 03/10/2011

/S/Steven C. Smith
Steven C. Smith
Director

Date 03/10/2011

/S/Glenn D. Steele Jr.
Glenn D. Steele Jr.
Director

Date 03/10/2011

/S/Paul M. Stombaugh
Paul M. Stombaugh
Corporate Controller
(principal accounting officer)

Exhibit 21

WEIS MARKETS, INC.

SUBSIDIARIES OF THE REGISTRANT

	State of Incorporation	Percent Owned By Registrant
Albany Public Markets, Inc.	New York	100%
Dutch Valley Food Company, Inc.	Pennsylvania	100%
SuperPetz, LLC	Pennsylvania	100%
Weis Transportation, Inc.	Pennsylvania	100%
WMK Financing, Inc.	Delaware	100%

The consolidated financial statements include the accounts of the Company and its subsidiaries.

Exhibit 23

WEIS MARKETS, INC.

Consent of Independent Registered Public Accounting Firm

We have issued our report dated March 10, 2011, with respect to the consolidated financial statements, schedule, and internal control over financial reporting included in the Annual Report of Weis Markets, Inc. on Form 10-K for the fiscal year ended December 25, 2010. We hereby consent to the incorporation by reference of said report in the Registration Statement of Weis Markets, Inc. on Form S-8 (File No. 333-99535, effective September 13, 2002).

/S/Grant Thornton LLP
Philadelphia, Pennsylvania
March 10, 2011

Exhibit 31.1

WEIS MARKETS, INC.

CERTIFICATION- CEO

I, David J. Hepfinger, certify that:

1. I have reviewed this annual report on Form 10-K of Weis Markets, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2011

/S/ David J. Hepfinger
David J. Hepfinger
President and
Chief Executive Officer

Exhibit 31.2

WEIS MARKETS, INC.

CERTIFICATION- CFO

I, Scott F. Frost, certify that:

1. I have reviewed this annual report on Form 10-K of Weis Markets, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the periods covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) designed such internal controls over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):
   a) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 10, 2011

/S/ Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer
and Treasurer

Exhibit 32

WEIS MARKETS, INC.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the annual report of Weis Markets, Inc. (the "Company") on Form 10-K for the year ending December 25, 2010, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, David J. Hepfinger, President and Chief Executive Officer, and Scott F. Frost, Senior Vice President, Chief Financial Officer and Treasurer, of the Company, certify, pursuant to and for purposes of 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) to my knowledge the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/S/ David J. Hepfinger
David J. Hepfinger
President and Chief Executive Officer
03/10/2011

/S/ Scott F. Frost
Scott F. Frost
Senior Vice President, Chief Financial Officer and Treasurer
03/10/2011

A signed original of this written statement required by Section 906 has been provided to Weis Markets, Inc. and will be retained by Weis Markets, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

Notice of Annual Meeting of Shareholders of WEIS MARKETS, INC. To Be Held On APRIL 28, 2011


RECEIVED
MAR 14 2011
OFFICE OF THE SECRETARY

TO OUR SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the 2011 Annual Meeting of the Shareholders (the "Annual Meeting") of Weis Markets, Inc. (the "Company"), will be held on Thursday, April 28, 2011, at 10:00 a.m., Eastern Daylight Time, at the principal executive offices of the Company, 1000 South Second Street, Sunbury, Pennsylvania 17801, for the following purposes:

1. ***Election of Directors:*** To elect seven directors to serve, subject to provisions of the by-laws, until the next Annual Meeting of Shareholders or until their respective successors have qualified;
2. ***Ratification of Appointment of the Independent Registered Public Accounting Firm:*** To approve the appointment of the independent registered public accounting firm for the year ending December 31, 2011;
3. ***Advisory (Non-Binding) Vote on Executive Compensation:*** To approve the executive compensation of the Company's named executive officers;
4. ***Advisory (Non-Binding) Vote on the Frequency of the Advisory Vote on Executive Compensation:*** To consider and act upon a proposal regarding the frequency of the advisory vote on executive compensation;
5. ***Shareholder Proposal:*** To consider and act upon a shareholder proposal regarding the adoption of a policy providing that, whenever possible, only independent directors shall serve on the Compensation Committee; and
6. ***Other Business:*** To act upon such other business as may properly come before such meeting, or any adjournments or postponements thereof.

The Board of Directors has fixed the close of business on March 1, 2011, as the record date for the Annual Meeting. Only holders of shares of Common Stock of record at that time will be entitled to receive notice and vote at the Annual Meeting, and may vote by proxy (i) on the Internet, (ii) by telephone or (iii) by signing and dating a proxy card and returning it to the Company.

This summary is qualified in its entirety by the detailed information contained within the Proxy Statement.

**Important Notice Regarding Availability of Proxy Materials for Weis Markets, Inc.
Annual Meeting of Shareholders to be Held on April 28, 2011**

This Proxy Statement, the form of proxy card, the Notice and the Company's Annual Report on Form 10-K are available at http://www.weismarkets.com/financial.html.

By Order of the Board of Directors,

Jonathan H. Weis
Secretary

March 10, 2011
Sunbury, Pennsylvania

WEIS MARKETS, INC.
PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished to all shareholders of record as of March 1, 2011, the record date of the Company, in connection with the solicitation of proxies by the Board of Directors (the "Board") for use at the 2011 Annual Meeting. The Annual Meeting will be held on Thursday, April 28, 2011, at 10:00 a.m. Eastern Daylight Time, at the principal executive offices of the Company, 1000 South Second Street, Sunbury, Pennsylvania 17801.

INFORMATION CONCERNING THE SOLICITATION

The Company is sending an "Important Notice of Availability of Proxy Materials for the Annual Meeting of Shareholders of Weis Markets, Inc." (the "Notice") to its shareholders on or about March 10, 2011. The Company is providing access to its proxy materials over the Internet under rules adopted by the Securities and Exchange Commission (the "SEC") in 2007. All shareholders have the ability to access the proxy materials on the website identified in the Notice or to request a printed copy of proxy materials. The Notice provides instructions on how to access the proxy materials over the Internet, and how to request a printed copy of the proxy materials. This Proxy Statement, the form of proxy card, the Notice and the Company's Annual Report on Form 10-K are available at http://www.weismarkets.com/financial.html.

Subject to the conditions hereinafter set forth, the shares represented by each proxy executed will be voted at the Annual Meeting, or any adjournments or postponements thereof, in accordance with the specifications therein made. Where there is no contrary choice specified, the proxy will be voted "FOR" Proposals No. 1, No. 2 and No. 3, for "THREE YEARS" for Proposal No. 4 and "AGAINST" Proposal No. 5 as therein specified.

An executed proxy may be revoked by the person signing the same at any time before the authority thereby granted is exercised. The revocation may be exercised at any time before the Annual Meeting by indicating the revocation in writing. This revocation should be directed to the Judge of Elections, Weis Markets, Inc., 1000 South Second Street, Sunbury, Pennsylvania 17801. The proxy may also be revoked by voting in person at the Annual Meeting or by submitting a new proxy with a later date including a proxy given over the Internet or by telephone.

The Company has adopted a procedure called "householding," which the SEC has approved. Under this procedure, the Company is delivering a single copy of the Notice and, if applicable, this Proxy Statement and the Annual Report on Form 10-K to multiple shareholders who share the same address unless the Company has received contrary instructions from one or more of the shareholders. This procedure reduces the Company's printing costs, mailing costs and fees. Shareholders who participate in householding will continue to be able to access and receive separate proxy cards. Upon written or oral request, the Company will deliver promptly a separate copy of the Notice and, if applicable, this Proxy Statement and the Annual Report on Form 10-K to any shareholder at a shared address to which the Company delivered a single copy of any of these documents. To receive a separate copy of the Notice and, if applicable, this Proxy Statement or the Annual Report on Form 10-K, shareholders may write the Company at its address set forth on page 1, by telephoning 1-866-999-WEIS (9347), or via email at financial_reports@weismarkets.com.

VOTING SECURITIES, RECORD DATE AND VOTING RIGHTS

As of March 1, 2011, the record date for the Annual Meeting, the number of outstanding shares of Common Stock was 26,898,443. The presence, in person or by proxy, of at least 13,449,222 shares will constitute a quorum.

Only holders of Common Stock of the Company of record at the close of business on March 1, 2011 will be entitled to notice of and to vote on all matters at the Annual Meeting and at any adjournment thereof. Each holder of Common Stock will be entitled to one vote for each share of stock so held and to cumulative voting rights in the election of directors. Under cumulative voting, a shareholder, or the shareholder's proxies, may vote the number of shares of stock owned by the shareholder for as many persons as there are directors to be elected, or may cumulate such votes and give to one or distribute among two or more nominees as many votes as shall equal the number of directors to be elected multiplied by the number of the shareholder's shares of stock.

Directors are elected by a plurality vote of all votes cast at the Annual Meeting. The ratification of the appointment of the independent registered public accounting firm ("independent auditors") requires the affirmative vote of a majority of all votes cast at the Annual Meeting. Abstentions and broker "non-votes" will be treated as present for purposes of determining a quorum, but will not affect the election of directors or other matters submitted to the vote of shareholders. A broker "non-vote" occurs when a shareholder has not provided voting instructions to its broker for a non-routine item because the New York Stock Exchange ("NYSE") precludes brokers from giving a proxy to vote on a non-routine item. The election of directors (Proposal No. 1), advisory (non-binding) vote on executive compensation (Proposal No. 3), advisory (non-binding) vote on frequency of executive compensation vote (Proposal No. 4), and the shareholder proposal (Proposal No. 5) are non-routine items under the NYSE rules. The ratification of the independent auditors (Proposal No. 2) is a routine matter.

The Company's by-laws specify that notice of any matter to be brought before an annual meeting by a shareholder must be received at the principal executive offices of the Company no later than the notice deadline described under the caption "Shareholders' Proposals for Next Annual Meeting." Management does not intend to bring any other matters before the Annual Meeting, and does not know of any other matter that is eligible for action at the Annual Meeting.

PROPOSAL NO. 1
ELECTION OF DIRECTORS

The Company believes that the proposed nominees for election as directors are willing to be elected as such, and it is intended that the persons named in the accompanying form of proxy or their substitutes will vote for the election of these nominees, unless specifically instructed to the contrary on the form of proxy. However, if any nominee, at the time of the election, is unable or unwilling to serve, or is otherwise unavailable for election, and in consequence other nominees are designated, the persons named in the proxy or their substitutes shall have discretion or authority to vote or refrain from voting in accordance with their judgment on the other nominees.

The Company requires its directors to possess the experience and skills necessary to oversee the management of the Company in the interest of the Company and its shareholders. The Board will consider for nomination a candidate who:

- has the highest personal and professional ethics, integrity and values;
- consistently exercises sound and objective business judgment;
- has significant appropriate senior management and leadership experience;
- is able and willing to devote the required amount of time to the Company's affairs, including attendance at Board meetings, Board committee meetings and annual shareholder meetings; and
- will be committed to building sound, long-term Company growth.

When considering a person to be recommended for re-nomination as a director, the Board will consider, among other factors, the attendance, preparedness, participation and candor of the individual as well as the individual's satisfaction of the above-mentioned criteria. The Board believes the current Board members meet these criteria to effectively serve the Company. The description of each nominee set forth below includes biographical information, on a director by director basis, which highlights the specific experience, background and education of each nominee that led the Board to conclude each director should serve on the Board.

The Board recommends a vote "FOR" the election of the nominees named below, each of whom has consented to be named as a nominee and to serve if elected. With the exception of Harold G. Graber Jr. and Gerrald B. Silverman, all of the nominees were elected to the Board at the 2010 Annual Meeting. The following table and accompanying footnotes set forth information about each Board nominee as of March 1, 2011:

Name		Principal Occupation and any Position with the Company; Other Reporting Company Directorships	Age	Director Since
Robert F. Weis	(1)	Chairman of the Board	91	1947
Jonathan H. Weis	(2)	Vice Chairman and Secretary	43	1996
David J. Hepfinger	(3)	President and Chief Executive Officer	52	2009
Harold G. Graber Jr.	(4)	Senior Vice President of Real Estate and Development	55	---
Gerrald B. Silverman	(5)	President and Chief Executive Officer The Jewish Federations of North America	52	2010
Steven C. Smith	(6)	President and Chief Executive Officer K-VA-T Food Stores, Inc.	53	2001
Glenn D. Steele Jr.	(7)	President and Chief Executive Officer Geisinger Health System	66	2009

(1) ***Robert F. Weis.*** The Company has employed Mr. Weis since 1946. Mr. Weis served as Chairman and Treasurer from 1995 until April 2002, at which time he was appointed Chairman of the Board ("Chairman"). Robert F. Weis is the father of Director Jonathan H. Weis, brother of Ellen W. P. Wasserman who is also a beneficial owner of more than 5% of the Company's Common Stock and the uncle of Kathryn J. Zox, Thomas H. Platz and James A. Platz who control more than 5% of the Company's Common Stock through EKTJ Management LLC.

Mr. Weis' extensive food retailing career with the Company provides the Board with a unique insight into the Company and its business, and adds a critical perspective to all aspects of the Board's responsibilities, including strategy, operations, financial considerations, risk management and corporate governance that defines the Company.

(2) ***Jonathan H. Weis.*** The Company has employed Mr. Weis since 1989. Mr. Weis served the Company as Vice President of Property Management and Development from 1996 until April 2002, at which time he was appointed as Vice President and Secretary. In January of 2004, the Board appointed Mr. Weis as Vice Chairman and Secretary ("Vice Chairman"). Jonathan H. Weis is the son of Director Robert F. Weis.

Mr. Weis has been employed by the Company for more than 20 years. Throughout his employment, he has diverse and extensive experience with the Company in the areas of real estate, property management and procurement. This experience provides him with a vision for the Company's future as well as in-depth knowledge of the operational risks facing the Company.

(3) ***David J. Hepfinger.*** Mr. Hepfinger joined the Company on March 1, 2008 as its President and Chief Operating Officer. Mr. Hepfinger has served the Company as President and Chief Executive Officer ("CEO") since January 1, 2009. Mr. Hepfinger has served as a Director on the Board of the Food Marketing Institute since May 2009. Prior to joining the Company, Mr. Hepfinger worked for Price Chopper Supermarkets, a chain of supermarkets headquartered in Rotterdam, NY, for 32 years in various capacities including his last position as Senior Vice President Retail and Administration.

Mr. Hepfinger's experience related to the grocery industry, with emphasis in store operations, marketing, merchandising and sales growth, provides the Company with strategic direction and strong leadership skills. His position as CEO also allows him to provide essential insight and guidance to the Board from an inside perspective of the day-to-day operations.

(4) ***Harold G. Graber Jr.*** Mr. Graber joined the Company in 1989 as its Director of Real Estate, after spending 12 years in real estate/store development with a Mid-West retailer. Mr. Graber has served the Company as Vice President for Real Estate since 1996 and in February 2010, was promoted to Senior Vice President of Real Estate and Development.

Mr. Graber currently oversees the Company's real estate, property management and maintenance, and lease administration. Mr. Graber is also in charge of store planning, engineering, architecture, construction, "Not For Resale" procurement and utilities. The Company's legal activities and sustainability initiatives are also part of Mr. Graber's management responsibilities. Mr. Graber's intimate experience with the Company's store development and planning objectives provides important information to the Board.

(5) ***Gerrald B. Silverman.*** Mr. Silverman has served as President and Chief Executive Officer of The Jewish Federations of North America, an organization representing 157 Jewish Federations and 400 independent Jewish communities, since 2009. Before joining The Jewish Federations, Mr. Silverman served as President of the Foundation for Jewish Camp, the only non-profit national organization dedicated to raising awareness and support of non-profit Jewish resident camps. For a decade before that, Mr. Silverman held a range of executive positions at the Stride Rite Corp. of Boston, including President of its International Division; President, Stride Rite Children's Group; and President, Keds Corp. Between 1979 and 1994 Mr. Silverman held several senior executive positions at Levi Strauss & Co. in San Francisco, CA.

Mr. Silverman is a highly experienced leader in the North American Jewish community and longtime corporate executive, with over 25 years of experience. Mr. Silverman's extensive executive level management background within other retail industries is a valuable resource for the Board.

Mr. Silverman was recommended for election to the Board by Mr. Robert F. Weis and Mr. Jonathan H. Weis.

(6) ***Steven C. Smith.*** Mr. Smith has served as President and Chief Executive Officer of K-VA-T Food Stores, Inc., a regional supermarket chain headquartered in Abingdon, VA, since 2001. Mr. Smith serves as the Chairman of Topco Associates LLC and as a Director on the Board of the National Grocers Association. Mr. Smith is also Past Chairman of the Food Marketing Institute, and serves on its Executive, Board Planning and Public Affairs Committees.

Mr. Smith's operational experience related to grocery retailing, as well as his direct financial oversight of K-VA-T Food Stores, Inc., gives him insight into the specific challenges and risks faced by the grocery industry, providing an important perspective and industry experience that is vital to the Board, especially in challenging economic times.

(7) ***Glenn D. Steele Jr.*** Dr. Steele is President and Chief Executive Officer of Geisinger Health System. In this capacity, he serves as a member of the Geisinger Health System Foundation Board of Directors, ex-officio of all Standing Committees of the Board and Chairman of the subsidiary boards. Dr. Steele previously served as the Dean of the Biological Sciences Division of the Pritzker School of Medicine and as Vice President for Medical Affairs at the University of Chicago, as well as the Richard T. Crane Professor in the Department of Surgery. Dr. Steele serves on several boards including Bucknell University's Board of Trustees, Temple University School of Medicine's Board of Visitors, the American Hospital Association's Board of Trustees, Premier, Inc. (Vice Chairman), Wellcare Health Plans, Inc., the Northeast Regional Cancer Institute and the Global Conference Institute.

Dr. Steele's extensive background in the health care industry provides the Company with pharmaceutical and healthcare related expertise. Dr. Steele's experience as a director on other boards and his overall business and financial leadership perspective is a valuable asset to the Board.

On March 1, 2009, the Company hired Kurt A. Schertle as its Vice President of Sales and Merchandising. Mr. Schertle was promoted to Senior Vice President of Sales and Merchandising ("SVP") on February 15, 2010. Prior to being hired by the Company, Mr. Schertle was President and Chief Operating Officer of Tree Top Kids, Inc., a specialty toy retailer. On March 11, 2010, an involuntary petition of bankruptcy was filed against Tree Top Kids, Inc.

Independence of Directors

The Board has determined that Directors Shulman, Silverman, Smith and Steele are independent within the meaning of the listing standards of the NYSE. An independent director is defined as a director who has no material relationship with the Company, either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company.

Companies listed on the NYSE must comply with certain standards regarding corporate governance, as codified in Section 303A of the Listed Company Manual of the NYSE, with some exceptions. A company of which more than 50% of the voting power is held by an individual, a group or another company is not required by the NYSE to comply with the requirements of Sections 303A.01 Independent Directors, 303A.04 Nominating/Corporate Governance Committee or 303A.05 Compensation Committee. Robert F. Weis, Chairman, and Ellen W. P. Wasserman, his sister, control 53.4% of the voting power. They have agreed to act together for the purpose of voting their shares of Common Stock and thus constitute a group within the meaning of these rules.

As permitted by the NYSE rules, the Company does not have a majority of independent directors. As of March 10, 2011, the Company's Audit Committee is comprised of all independent directors, and the Compensation Committee is comprised of three independent directors and one non-independent director.

Board Committees and Meeting Attendance

Board of Directors. The Company's Board held four regular meetings and one special meeting during fiscal 2010. No director attended fewer than 75% of the aggregate meetings of the Board and all Board committees on which the director served. All directors attended the 2010 Annual Meeting. At the Board meeting held on July 9, 2010, Mr. Silverman was appointed to the Board, effective July 9, 2010. In the discussion below, the Company has indicated the committees on which Mr. Silverman serves.

Under the policies of the Board, directors are expected to attend regular Board meetings, Board committee meetings, the Annual Meeting and any special meetings of the shareholders. Participation is permissible by means of conference telephone or similar communications equipment.

Audit Committee. The Audit Committee is composed of three independent non-employee directors, as required by the NYSE listing standards. The Audit Committee acts independently to review the scope and engagement results of the independent auditors and the adequacy of the Company's internal and financial controls. Information regarding the functions performed by the Audit Committee is set forth in the "Audit Committee Report" included in this Proxy Statement. The Audit Committee is governed by a written charter approved by the Board. A copy of this charter is available on the Company's corporate governance website at http://www.weismarkets.com/category/corporate-governance or by request to the Corporate Secretary at the Company's address set forth in "Shareholder or Interested Parties Communications."

The 2010 Audit Committee was composed of Directors Shulman, Smith and Steele, with Dr. Steele ceasing to serve on the Audit Committee, effective July 9, 2010. Mr. Silverman was appointed to the Audit Committee by the Board, replacing Dr. Steele as the third independent director effective July 9, 2010. Mr. Shulman served as Chairman of the Audit Committee. The Audit Committee held four regular meetings and four special meetings during fiscal 2010. Upon the expiration of Mr. Shulman's term as a director, Dr. Steele will join the Audit Committee to provide for three independent directors. The Audit Committee will then be comprised of Directors Smith, Steele and Silverman.

The Board has determined that all Audit Committee members are financially literate under the listing standards of the NYSE. The Board also determined that all Audit Committee members were "audit committee financial experts" in fiscal 2010 and all Audit Committee members are "audit committee financial experts" in fiscal 2011, as defined in Item 401(h) of Regulation S-K, and all members of the Audit Committee are "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934 and the listing standards of the NYSE.

Compensation Committee. The Compensation Committee is composed of three independent non-employee directors and one non-independent employee director. The Compensation Committee is responsible for developing policies and programs, and making recommendations about compensation arrangements for senior management to the Board. The Compensation Committee is governed by a written charter approved by the Board, which is available on the Company's corporate governance website at http://www.weismarkets.com/category/corporate-governance or by request to the Corporate Secretary at the Company's address set forth in "Shareholder or Interested Parties Communications."

The 2010 Compensation Committee was composed of Directors Shulman, Smith, Steele and Jonathan H. Weis. Dr. Steele was appointed to the Compensation Committee by the Board effective July 9, 2010. Mr. Weis served as Chairman of the Compensation Committee. Upon the expiration of the term of Mr. Shulman as a director, the Compensation Committee will be comprised of Directors Smith, Steele, Silverman and Jonathan H. Weis. The

Compensation Committee held four regular meetings and one special meeting during fiscal 2010. The Company's Chairman and the CEO are not members of the Compensation Committee; however, the Compensation Committee seeks input from them regarding the performance of the other executive officers. All four members of the Compensation Committee reviewed the Company's senior management compensation for fiscal 2010. In fiscal 2009, the executive management team and the Compensation Committee sought assistance from consulting firms specializing in compensation and benefits, as set forth below in the "Executive Compensation – Compensation Discussion and Analysis."

Corporate Governance Matters

The Company has adopted Corporate Governance Guidelines which are available on the Company's corporate governance website at http://www.weismarkets.com/category/corporate-governance or by request to the Corporate Secretary at the Company's address set forth in "Shareholder or Interested Parties Communications."

Board Leadership Structure. The Company separates the roles of Chairman and CEO in recognition of the differences between the two roles. Article V Section 5.5 of the Company's by-laws states that the Chairman shall preside at all meetings of the shareholders and the Board. The by-laws also state that the CEO shall have the general charge and supervision of the business of the Company and shall exercise or perform all the powers and duties usually incident to the office of CEO. The CEO is responsible for the day-to-day leadership and performance of the Company. In the absence of the Chairman, the Vice Chairman shall preside at all meetings of the shareholders and of the Board. The Company believes the current leadership structure is the most appropriate structure at the time of filing.

The Board's Role in Risk Oversight. The Board oversees the management of risks inherent in the operation of the Company's business. It is management's responsibility to manage risk and bring to the Board's attention the most material risks to the Company. The Board has oversight responsibility of the processes established to monitor systems for material risks applicable to the Company. Each of the Board's Committees also oversees the management of Company risks that fall within the Committees' areas of responsibility. In performing this function, each Committee has full access to management, as well as the ability to engage advisors. As part of its responsibilities as set forth in its charter, the Audit Committee is responsible for discussing with management the Company's major financial risk exposures and the steps management has taken to monitor and control those exposures. The Audit Committee gives updates to the Board at its regular meetings, including financial and information technology risks. In connection with its risk management role, the Audit Committee also meets privately with the Company's independent auditors, the Chief Internal Auditor and the Chief Financial Officer quarterly. As part of its responsibilities as set forth in its charter, the Compensation Committee reviews the impact of the Company's executive compensation program and the associated incentives to determine whether they present a significant risk to the Company. Based on this review, the Compensation Committee concluded its compensation policies and procedures are not reasonably likely to have a material adverse effect on the Company.

Code of Business Conduct and Ethics. The Company has adopted a "Code of Business Conduct and Ethics" that applies to all of its directors, officers and employees. Separately, the Company also adopted a "Code of Ethics for CEO and CFO" specific to its chief executive officer, chief financial officer, corporate controller and any person performing similar functions. The Company has made both documents available on its corporate governance website at http://www.weismarkets.com/category/corporate-governance or by request to the Corporate Secretary at the Company's address set forth in "Shareholder or Interested Parties Communications."

Non-Management Independent Directors. To empower non-management independent directors to serve as a more effective check on management, the non-management independent directors of the Company have met at regularly scheduled executive sessions without management. The 2010 non-management independent directors were Directors Shulman, Smith, Steele and Silverman, with Mr. Silverman being appointed as a non-management independent director by the Board, effective July 9, 2010. Mr. Smith presided at the three meetings held during fiscal 2010. Shareholders or interested parties wishing to communicate directly with the non-management independent directors as a group may do so as set forth in "Shareholder or Interested Parties Communications."

Board Nominations. Based upon the stock ownership of the principal shareholders, the Company determined it would be better served by having the full Board review nominating and corporate governance issues rather than establishing separate committees. Therefore, there is no nominating committee charter.

If the Board determines there is a need to add or replace a director, the following criteria are considered for each recommended candidate. The candidate (a) has the highest personal and professional ethics, integrity and values; (b) consistently exercises sound and objective business judgment; (c) has significant appropriate senior management and leadership experience; (d) is able and willing to devote the required amount of time to the Company's affairs, including attendance at Board meetings, Board committee meetings and annual shareholder meetings and (e) will be committed to building sound, long-term Company growth.

The Company does not have a formal policy with respect to considering diversity. However, its Corporate Governance Guidelines state that the Board seeks members from diverse professional and personal backgrounds who combine a broad spectrum of experience and expertise. This assessment will include an individual's qualification as independent, as well as consideration of diversity, age, skills and experience in the context of the needs of the Board. Chosen candidates are extended invitations to join the Board. If a candidate accepts, he or she is formally nominated.

The Board will consider nominees brought to the attention of the Board by an eligible shareholder, a non-management independent director, the CEO, any other executive officer or other appropriate sources. The Company's by-laws require that any shareholder intending to nominate a candidate for election as a director must give written notice, containing specified information, to the Secretary of the Company at the Company's address set forth on page 1, not later than the notice deadline specified in the by-laws, which is 120 calendar days before the anniversary of the date that the Company's Proxy Statement was released to shareholders in connection with the previous year's Annual Meeting. The notice should include the name and address of both the eligible shareholder and the candidate and the qualifications of the candidate being recommended. A copy of the by-law provision concerning shareholder nominations will be furnished to any shareholder upon written request to the Secretary of the Company at the Company's address set forth on page 1.

The Board does not have a formal process for identifying and evaluating candidates for director. It is not anticipated that the process for evaluating a nominee would differ based on whether the nominee is recommended by an eligible shareholder.

Board Recommendation and Vote Required

As stated in each nominee's biography above, the seven candidates possess all of the experience, qualifications, attributes and skills appropriate for functioning as a board. No notices from shareholders intending to nominate a candidate for election as a director were received with respect to the 2011 Annual Meeting. Therefore, only the seven nominees named above, or a substitute nominee of the Board, will be eligible for election at the Annual Meeting. The seven candidates receiving the highest numbers of votes cast by the holders of Common Stock voting in person or by proxy will be elected as directors. **The Board of Directors recommends a vote "FOR" the election of the seven nominees named above.**

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Throughout this Proxy Statement, the individuals who served as the Company's CEO and CFO during fiscal 2010, as well as the other individuals included in the "Summary Compensation Table," are referred to as the "Named Officers."

Compensation Philosophy and Objectives

The primary objective of the Company's executive compensation program is to attract and retain qualified executives, which is critical to the ongoing success of the Company. This primary objective is achieved by providing a combination of base salary, annual cash incentives, health and welfare benefits, retirement benefits and perquisites that overall provide a complete compensation package that is competitive with executives at companies of comparable size and position in the retail business, while keeping compensation in line with the financial objectives of the Company.

Compensation Committee Discretion

The Compensation Committee has broad discretion to set the compensation paid to the Company's Named Officers, subject to Board approval, as it may determine is in the best interest of the Company and its shareholders. The exercise of discretion is an important feature of the Compensation Committee's philosophy and provides the Compensation Committee with sufficient flexibility to respond to specific circumstances facing the Company.

Use of Comparable Data in Setting Executive Compensation Levels

The Company is engaged in a highly competitive industry. As a result, the Compensation Committee annually examines compensation levels and trends in the labor market as part of its process in establishing compensation for the Company's Named Officers.

Throughout each year, the executive management team and the Compensation Committee review publicly available survey data related to general industry executive compensation and peer company compensation programs through a review of proxy statements. In fiscal 2009, the Compensation Committee engaged consulting firms specializing in compensation and benefits to assist in evaluating the compensation package the Company offers to its Named Officers.

In 2009, the Compensation Committee used the Stanton Group's "2009 Wholesale/Retail Group Compensation Survey" to benchmark base salaries for the Senior Vice President of Sales and Merchandising ("SVP") and the CFO. The Stanton study benchmarked compensation and benefits for management employees for 35 grocery retailers and wholesalers nationwide. The Stanton Group is a Division of Gallagher Benefit Services, Inc.

In addition, the Compensation Committee utilized the Food Marketing Institute's "Management Compensation Study 2008-2009 for Retailers and Wholesalers" for the SVP and the CFO. The study provided compensation and benefits for management employees for 219 grocery retailers and wholesalers nationwide without citing specific participants by company name.

Because there were no similar executive positions comparable to the Chairman and Vice Chairman defined within the surveys provided to the Company for these positions, the Compensation Committee used a Watson Wyatt Compensation Survey to assist it in determining comparable base salaries. The Watson Wyatt survey benchmarked compensation and benefits for up to 150 retailers nationwide without citing specific participants by company name. To assist in determining comparable base salary for the CEO position, the Compensation Committee utilized survey data from both Watson Wyatt and the Stanton Group.

The Compensation Committee believes these are the best available sources within the grocery industry to evaluate executive compensation. Because the Company competes with many larger companies for top executive-level talent, it generally sets compensation for Named Officers at the 75th percentile of compensation paid to similarly situated executives. Variations to the base salary component may occur because of the individual's experience level, job responsibilities and market factors. The Compensation Committee also realizes that a primary difference between the Company's executive compensation program and some of its peers' compensation programs is the absence of an equity-based incentive plan. This fact is strongly considered when evaluating discretionary contributions to the Supplemental Executive Retirement Plan ("SERP") for the Named Officers.

In 2009, the Compensation Committee utilized the services of Hewitt Associates LLC ("Hewitt") to validate the executive compensation levels benchmarked in the Stanton and Watson Wyatt surveys. Hewitt was instructed to provide a third party review of the approach and methodology used by the Compensation Committee in assessing the Stanton Group's "2009 Wholesale/Retail Group Compensation Survey," as well as review and comment on the incentive levels that were proposed based on the findings of the competitive assessment. The Compensation Committee also asked Hewitt to provide a briefing on current trends within the retail and general industry with respect to types of long-term incentives offered, eligibility for such programs, and typical practice with respect to the number and relative mix of vehicles (stock options, restricted stock, performance shares, and/or cash-based long-term incentives). Hewitt concluded that the Company's total direct executive compensation program falls well below market norms. The fees paid to Hewitt for these services did not exceed $120,000 in the aggregate.

2010 Executive Compensation Components

The Compensation Committee annually evaluates the performance of executive officers with the Chairman and CEO. In performing its evaluations, the Compensation Committee relies upon written and verbal evaluations of each officer's performance for the most recent fiscal year. The Vice Chairman and the CEO meet with the executive officers to discuss their efforts and accomplishments throughout the period from information deemed relevant both internally and in light of the competitive position of the Company in the industry. These evaluations include qualitative factors such as the individual's decision-making responsibilities, the professional experience required to perform given tasks, and their leadership and team-building skills. Although executive compensation is not specifically related to corporate performance, the overall performance of the Company is a consideration in determining executive compensation.

Compensation for Named Officers is comprised of the following:

- Base Salary
- Non-Equity Incentive Plan
- Retirement Plans
- CEO Incentive Award Plan
- Perquisites

Base Salary: The base salary component of the executive compensation program provides the foundation for a fair and competitive compensation package. Although the Compensation Committee generally intends to set compensation for Named Officers at the 75th percentile of compensation paid to similarly situated executives, the Compensation Committee has the discretion to deviate from the 75th percentile of the compensation surveys as it may determine in its discretion. The determination of base salaries is generally independent of the decisions regarding other elements of compensation, but some of the other elements of the compensation program are dependent on base salary, to the extent they are expressed as percentages of base salary. In setting base salaries, the Compensation Committee considers each Named Officers' job responsibilities, value-added contributions to the Company and tenure.

The Chairman, Mr. Robert F. Weis, chose not to accept a base salary increase in fiscal 2010. Based on consideration of the criteria discussed above and the overall financial and operational success of the Company, the Compensation Committee approved a 9.4% increase in base salary for the Vice Chairman, Mr. Jonathan H. Weis. The Chairman and Vice Chairman base salaries were at 83.4% and 95.5%, respectively, of the 75% base salary quartile for similarly situated executives. The Compensation Committee approved a 7.8% increase in base salary for the CEO, Mr. David J. Hepfinger, in fiscal 2010. The base salary for the CEO was 87.0% of the 75% base salary quartile for similarly situated executives. The Compensation Committee approved a 6.7% increase in base salary for the CFO, Mr. Scott F. Frost, in fiscal 2010. The CFO now earns 68.4% of the 75% quartile for similarly situated executives. The Compensation Committee approved a 14.2% increase in base salary for the Senior Vice President of Sales and Merchandising ("SVP"), Mr. Kurt A. Schertle, in fiscal 2010. The base salary for the SVP was 97.1% of the 75% base salary quartile for similarly situated executives.

Non-Equity Incentive Plan: Since 2002, the Company's executive compensation program includes an annual non-equity incentive plan designed to reward certain key employees, including the Named Officers, for meeting specific financial objectives. The Compensation Committee administers the non-equity incentive plan for management to provide the short-term incentive compensation element of the executive compensation program. This short-term incentive is a cash-based performance incentive program designed to motivate and reward key employees for their contributions to factors and business goals that the Company believes drive its earnings and create shareholder value. Incentive payout targets are established by job level within the Company as a percentage of base salary, and actual payouts are based on achievement of budgeted sales and operating profit targets as approved by the Board annually. Prior to implementation of this non-equity incentive plan in 2002, the Compensation Committee hired an independent compensation consulting firm to provide guidance on the basic plan structure. In 2009, consultants were utilized to evaluate the competiveness of the current non-equity incentive plan as compared to the market place and recommended changes, of which the Board approved. Actual non-equity incentive plan compensation amounts earned by the Named Officers are reflected in the "Summary Compensation Table" for the year earned. The amounts which each Named Officer could have earned for fiscal 2010 based on performance at the threshold, target and maximum levels are shown in the "Grants of Plan-Based Awards" table below.

The Chairman, Vice Chairman, CEO, CFO and SVP can earn up to 130%, 104%, 104%, 52% and 52%, respectively, of their base salary in the non-equity incentive plan. The incentive targets for the Chairman, Vice Chairman, CEO, CFO and SVP are 100%, 80%, 80%, 40% and 40%, respectively, of their base salary. For fiscal 2010, 40% of the incentive award was based upon achievement of the budgeted total Company sales and 60% of the incentive award was based upon achievement of the budgeted total Company operating profit for the Named Officers. Company operating profit was defined as the U.S. GAAP "Operating Income." Threshold and target hurdles were established for the budgeted sales category, which allowed each Named Officer to earn 25% and 100%, respectively, of his total incentive award for achieving the specified results within the sales category. Threshold, target and maximum hurdles were established for the operating profit category, which allowed each Named Officer to earn 25%, 100% and 150%, respectively, of his total incentive award for achieving the specified results within the operating profit category. The operating profit category target hurdle must be met before the sales category incentive award is earned under the plan. For achieving 97% through 100% of the budgeted sales target, the Named

Officers can earn 25% to 100% of the sales incentive award. For achieving 97% through 118% of the budgeted operating profit, the Named Officers can earn 25% to 150% of the operating profit incentive award. The threshold and target hurdles for sales in fiscal 2010 were equal to a sales result of $2.6 billion and $2.7 billion, respectively. The threshold, target and maximum hurdles for the operating profit in fiscal 2010 were equal to an operating profit result of $97.0 million, $100.0 million and $118.0 million, respectively. The Company achieved 97.1% of the total budgeted sales, earning the Named Officers 10% of their incentive targets (40% Sales multiplied by 25% Achieved), and 105.3% of total budgeted operating profit, earning the Named Officers 69% of their incentive targets (60% Profit multiplied by 115% Achieved). The Named Officers earned 79.0% of their total incentive targets in fiscal 2010 (10% Sales plus 69% Profit) based upon total Company performance compared to the 97.0% of their total incentive targets earned in fiscal 2009.

Retirement Plans: The Company has a contributory retirement savings plan, the Weis Markets, Inc. Retirement Savings Plan, covering substantially all full-time associates. The Company had a noncontributory profit-sharing plan, the Weis Markets, Inc. Profit Sharing Plan, covering eligible associates which included certain salaried associates, store management and administrative support personnel. Effective December 1, 2009, the Weis Markets, Inc. Profit Sharing Plan was merged into the Weis Markets, Inc. Retirement Savings Plan ("the Plan"). Both plans are qualified defined contribution plans. The Named Officers along with other highly compensated employees have limited participation in the 401(k) portion of the Plan and are excluded from participation in the profit sharing portion of the Plan because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service.

As of December 31, 2006, the Weis Markets, Inc. Employee Stock Bonus Plan ("ESBP") was terminated, and subsequently all plan assets were distributed to participants or beneficiaries by December 31, 2009.

Supplemental Executive Retirement Plan: Company contributions normally made to the qualified plans for the Named Officers are credited instead to the SERP, an unfunded, nonqualified deferred compensation plan. The SERP account for each Named Officer is credited annually with the amount, if any, that would have been allocated to the participant's qualified plans if he had not been excluded from participation in these qualified plans. Although the SERP is primarily a replacement retirement plan, the Compensation Committee may at any time recommend to the Board discretionary amounts to be credited to the account(s) of one or more SERP participants. Substantial risk of benefit forfeiture does exist for participants in the SERP. Effective August 1, 2009, the SERP was revised to reflect the participant's ability to direct his or her investments.

Contributions to the SERP are determined in the same manner as contributions to participants in the Company's qualified plans except for discretionary contributions. Contribution allocations and earnings for the four components of the SERP are computed as follows:

a. *401(k) Portion of the Plan*: The allocation of the employer 401(k) contribution is equal to 25% of the participant's contribution for the allocation period, up to 4% of the participant's compensation. If a participant is age 50 or older during the calendar year, the participant may make additional contributions called "Catch-up" contributions. The total Catch-up contributions for a calendar year may not exceed the Catch-up dollar limit set by law. The limit was $5,500 in 2010 and will continue in 2011 with the same limit. This limit will be indexed upward under federal law. Base salary is the only element of compensation that is used in determining the amount of contributions permitted under the Plan. By law, compensation in excess of $245,000 (as indexed upward under federal law) cannot be counted. SERP participants can defer up to 50% of their base salary in the SERP. As of August 1, 2009, each amount credited to a participant's SERP account for replacement of Company contributions normally made for 401(k) deferrals are invested by the participant in one or more of the investment options made available through the plan, except that amounts are only credited to the SERP account annually rather than quarterly as in the qualified plan. Prior to August 1, 2009, each amount credited to a participant's SERP account was adjusted in the same manner as if such amount had been invested for the participant in the 401(k) plan Aggressive Equity Fund. Also, the amounts were only credited to the SERP account annually.

b. *Profit Sharing Portion of the Plan:* The allocation of the employer's contribution to the Plan is based on the number of allocation units credited to each eligible participant in proportion to the total number of allocation units credited to all eligible participants for the plan year. A participant is credited with one allocation unit for each full $100 of compensation for the plan year plus 1.5 units for each year of service. By law, compensation in excess of $245,000 (as indexed upward under federal law) cannot be counted. As of August

1, 2009, each amount credited to a participant's SERP account for replacement of Company contributions normally made to the profit sharing plan is invested by the participant in one or more of the investment options made available through the plan. Prior to August 1, 2009, each amount credited to a participant's SERP account was adjusted annually based upon the profit sharing plan results.

c. *Employee Stock Bonus Plan:* The Weis Markets, Inc. Employee Stock Bonus Plan was terminated as of December 31, 2006, and all contributions under the Weis Markets, Inc. Employee Stock Bonus Plan ceased as of the same date. However, interest earnings and fund value increases or decreases were allocated in proportion to each participant's account balance. As of August 1, 2009, each amount credited to a participant's SERP account for replacement of interest earnings is invested by the participant in one or more of the investment options made available through the plan. Prior to August 1, 2009, each amount credited to a participant's SERP account for replacement of interest earnings normally made to the Employee Stock Bonus Plan was adjusted annually as if the amount had been invested for the participant in the Employee Stock Bonus Plan.

d. *Discretionary:* The Compensation Committee may at any time recommend to the Board discretionary amounts to be credited to the account(s) of one or more SERP participants. Amounts credited to a participant's SERP account for discretionary Company contributions are invested by the participant in one or more of the investment options made available through the plan.

The investment funds made available to the participants are managed by independent investment advisors. For more information regarding the Company's retirement plans, please refer to the "Pension Benefits" and "Nonqualified Deferred Compensation" tables below and Note 6 to the Consolidated Financial Statements in the 2010 Annual Report on Form 10-K.

Deferred Compensation Agreement: The Company maintains an unfunded, nonqualified deferred compensation agreement with Robert F. Weis for the payment of specific amounts of annual retirement benefits to him or his spouse over their lifetime, with a guaranteed payment for their actuarially computed life expectancies. The benefits are determined through actuarial calculations dependent on the age of the recipient, as specified in the plan document, using the 1971 Group Annuity Mortality Table (Plus 5 for Males) and an assumed discount rate of 7.5%. The benefit payable on an annual basis to Robert F. Weis would be $1,282,178 if he had retired as of the date of this Proxy Statement. For more information regarding this deferred compensation agreement, refer to the "Pension Benefits" table below and Note 6 to the Consolidated Financial Statements in the Company's 2010 Annual Report on Form 10-K.

CEO Incentive Award Plan: On October 26, 2010, the Compensation Committee adopted the Company's CEO Incentive Award Plan, with retroactive effect to January 1, 2010. The CEO Incentive Award Plan was implemented in connection with the new Employment Agreement the Company entered into with David J. Hepfinger, CEO, on October 26, 2010, with retroactive effect to March 1, 2010. The purposes of the CEO Incentive Award Plan are to provide a strong financial incentive each year for performance of the Company's CEO by making a significant percentage of the CEO's total cash compensation dependent upon the level of corporate performance attained yearly, and to encourage CEO retention. Mr. Hepfinger may earn a supplemental cash incentive under the Company's CEO Incentive Award Plan. The CEO Incentive Award consists of a retention award equal to Mr. Hepfinger's base salary for the fiscal year and a profit performance award equal to the base salary for the fiscal year if the "Net Income" of the Company increases by 5% or more from the "Net Income" of the previous fiscal year. "Net Income" is defined as the "Net Income" as set forth in the Company's consolidated statements of income; provided, however, that in comparing the Net Income for a particular fiscal year ("Current Year") to the Net Income of the prior fiscal year ("Prior Year"), the comparison shall be done on a "same store profit comparison," meaning that in calculating Net Income for the Current Year, only the results of stores in the Current Year that also were in operation as of December 31 in the Prior Year shall be included. The maximum amount of the CEO Incentive Award payable under the Plan in any fiscal year is limited to $1,500,000. Although the right to receive awards under the plan are measured and determined on an annual basis, the payment of the award is contingent upon Mr. Hepfinger's continued employment with the Company and no plan award will be paid until after December 31, 2014, except in the case of a termination without cause or death.

Recoupment Policy: On October 26, 2010, with retroactive effect to March 1, 2010, the Company entered into an Employment Agreement with the Company's CEO, David J. Hepfinger. The Employment Agreement contains a recoupment policy (commonly referred to as a clawback policy), which provides that if the Board determines that Mr. Hepfinger has been incompetent or negligent in the performance of his duties or has engaged in fraud or willful misconduct in a manner that caused or contributed to the need for a material restatement of the Company's financial results, the Board will review all performance-based compensation awarded to or earned by Mr. Hepfinger on the basis of performance during fiscal periods affected by the restatement. If the performance-based compensation would have been lower if it had been based on the restated results, the Board and the Company will, to the extent permitted by law, seek recoupment from Mr. Hepfinger of any portion of such performance-based compensation deemed appropriate.

Perquisites: The Company provides the Named Officers with perquisites that the Compensation Committee believes are reasonable and consistent with its overall executive compensation program. The Named Officers are provided use of Company automobiles. For security purposes, the Chairman, Vice Chairman and CEO may use the Company aircraft for business, and for limited personal travel. In addition, the Company pays for tax filing assistance for the Chairman and for tax and investment advisory services for the CEO. The cost to the Company of the use of Company automobiles and the Company aircraft is calculated as prescribed by the Internal Revenue Service and is treated as taxable income to the Named Officers. Please refer to Footnote 4 of the "Summary Compensation Table" for perquisite details.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the "Compensation Discussion and Analysis" and has discussed it with the executive management team. Based upon its review and those discussions, the Compensation Committee recommended to the Board that the "Compensation Discussion and Analysis" be included in this Proxy Statement, which will be incorporated by reference in the Company's 2010 Annual Report on Form 10-K.

Jonathan H. Weis, Chairman
Richard E. Shulman
Steven C. Smith
Glenn D. Steele Jr.

COMPENSATION TABLES

Summary Compensation Table

The following table shows the compensation of the Company's principal executive officer, the principal financial officer and three other officers with the highest total compensation paid or earned for fiscal 2010, 2009 and 2008 (the "Named Officers"). The Company has employment agreements with the Chairman and CEO. The material terms of these agreements are discussed under "Potential Payments upon Termination of Employment or Change in Control" below.

Name and Principal Position	Year	Salary ($)	Bonus ($) (1)	Non-Equity Incentive Plan Compensation ($) (2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) (3)	All Other Compensation ($) (4)	Total ($)
Robert F. Weis	2010	725,000	--	572,750	657,773	143,494	2,099,017
Chairman of the Board	2009	725,000	--	703,250	386,840	169,353	1,984,443
	2008	725,000	10,875	351,779	343,459	128,811	1,559,924
Jonathan H. Weis	2010	645,833	--	408,167	--	115,690	1,169,690
Vice Chairman	2009	590,417	--	458,163	--	79,423	1,128,003
and Secretary	2008	485,000	7,275	164,730	--	78,599	735,604
David J. Hepfinger	2010	745,833	--	1,971,367	--	236,881	2,954,081
President and	2009	691,667	--	536,733	--	300,339	1,528,739
Chief Executive Officer	2008	416,667	--	202,172	--	779,361	1,398,200
Scott F. Frost	2010	290,833	--	91,903	--	32,150	414,886
Senior Vice President, Chief Financial Officer and Treasurer	2009	169,294	--	41,973	--	7,131	218,398
Kurt A. Schertle Senior Vice President of Sales and Merchandising	2010	262,588	47,412	82,978	--	108,981	501,959

(1) Represents the amount paid as a discretionary holiday bonus. This program was discontinued for the Named Officers in 2009. As to Kurt A. Schertle, the amount for 2010 represents a retention bonus paid to offset the financial loss of Mr. Schertle in the sale of his prior residence in connection with his relocation to Pennsylvania. Mr. Schertle is required to reimburse such amount if he voluntarily leaves the employ of the Company for certain reasons on or before February 28, 2013.

(2) Represents the amount earned under the annual non-equity incentive plan described in "Compensation Discussion and Analysis." For Mr. Hepfinger in 2010, such amount includes $1,500,000 earned under the CEO Incentive Award Plan described in "Compensation Discussion and Analysis." The payment of such $1,500,000 is deferred under the plan until after December 31, 2014. The plan provides that if prior to the end of the term, the officer's employment is terminated without cause, the officer will be entitled to receive a payment based upon the date of the termination. Refer to the "Potential Payments upon Termination of Employment or Change in Control" for the President and Chief Executive Officer, for step down of potential payments.

(3) Represents the amount of the increase in the actuarial present value of Robert F. Weis' accumulated benefits under the nonqualified deferred compensation agreement described under "Pension Benefits."

(4) "All Other Compensation" consists of contributions by the Company to the SERP, termination benefits reimbursement, supplemental bonus and perquisite costs where applicable. Except for the amounts specified within this footnote for the Named Officers, the amounts shown are for SERP contributions only, since perquisites do not exceed $10,000. Perquisites of $38,694, $18,951 and $25,110 are included in the amount for Robert F. Weis in 2010, 2009 and 2008, respectively, and consist of the cost for personal use of a Company car, the Company aircraft and tax filing assistance. Perquisites of $10,990 are included in the amount for Jonathan H. Weis in 2010 and consist of the cost for personal use of a Company car and the Company aircraft. Perquisites of $21,611, $23,936 and $2,361 are included in the amount for Mr. Hepfinger in 2010, 2009 and 2008, respectively, and consist of the cost for personal use of a Company car, the Company aircraft and tax and investment advisory services. Mr. Hepfinger received $108,220 and $74,920 for a supplemental bonus earned in 2010 and 2009, respectively, which was paid in the following years. Mr. Hepfinger's supplemental cash incentive was based upon the positive increase in per share price of the Company's Common Stock in each fiscal year multiplied by the equivalent of 20,000 shares. In fiscal 2009, Mr. Hepfinger was also reimbursed

$120,335 for costs related to the sale of real estate, and in 2008, Mr. Hepfinger was reimbursed $702,000 for benefits lost as a result of termination from his prior employer, as per Section 4.e "Make Whole Provision" of his Employment Agreement. Perquisites of $1,027 and $76,362, consisting of the cost for personal use of a Company car and reimbursement for relocation costs, respectively, are included in the amount for Kurt A. Schertle. The 2010 Company contribution amounts to the SERP were estimated for purposes of this table, and the 2009 and 2008 amounts were adjusted to actual. Additional information concerning deferrals of earned compensation by the Named Officers to the SERP and other plan details are described under "Nonqualified Deferred Compensation."

Grants of Plan-Based Awards

The following table shows the grants of plan-based awards made to the Named Officers for fiscal 2010.

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (1)		
Name	**Grant Date**	**Threshold ($)**	**Target ($)**	**Maximum ($)**
Robert F. Weis	12/27/2009	108,750	725,000	942,500
Jonathan H. Weis	12/27/2009	77,500	516,667	671,667
David J. Hepfinger	12/27/2009	89,500	596,667	775,667
Scott F. Frost	12/27/2009	17,450	116,333	151,233
Kurt A. Schertle	12/27/2009	15,755	105,035	136,546

(1) Represents the amounts which could have been earned by the Named Officers for fiscal 2010 for performance at the threshold, target and maximum levels under the non-equity incentive plan described in the "Compensation Discussion and Analysis."

Outstanding Equity Awards at Fiscal Year-End

The Company's 1985 Incentive Stock Option Plan expired on December 31, 2004. Under the terms of the plan, options were granted for shares of the Company's Common Stock based on the market value at the date of grant and were exercisable immediately. There were no plan provisions for reload or tax-reimbursement features. All remaining stock options expired in 2010. The Named Officers held no outstanding equity awards at December 25, 2010.

Option Exercises and Stock Vested

The Named Officers did not exercise any options during fiscal 2010.

Pension Benefits

The following table provides information concerning the value of Robert F. Weis' accumulated benefits under the Company's nonqualified deferred compensation agreement.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit ($) (1)	Payments During Last Fiscal Year ($)
Robert F. Weis	Nonqualified Deferred Compensation Agreement	64	7,084,290	--

(1) Although the participant is not eligible to receive a lump-sum payment, the pension benefit table is required to show a lump-sum present value based upon applicable interest rate and mortality assumptions.

Nonqualified Deferred Compensation

The Company maintains a SERP for certain of its associates. The plan is designed to provide retirement benefits and salary deferral opportunities because of limitations imposed by the Internal Revenue Code and the Regulations implemented by the Internal Revenue Service. The plan is unfunded and accounted for on an accrual basis. Participants in the plan are excluded from participation in the qualified profit sharing and have limited participation in the Retirement Savings Plan. Based upon recommendation from the Compensation Committee, the Board annually determines the amount of the allocation to the plan.

The allocation among the various plan participants is made in relationship to their compensation, years of service and job performance. Plan participants are 100% vested in their accounts after six years of service with the Company. In accordance with the lump-sum or installment election made by the Named Officer prior to the deferral of compensation, benefits are distributed to the participant one year after the date of retirement, assuming the participant has reached normal retirement age. Substantial risk of benefit forfeiture does exist for participants in the plan. The present value of accumulated benefits is included under "Postretirement benefit obligations" in the Consolidated Balance Sheets within the 2010 Annual Report on Form 10-K.

Qualified Retirement Plans

Please refer to the "Retirement Plans" section of the "Compensation Discussion and Analysis."

The following table provides information concerning deferrals by the Named Officers of their earned compensation under the Company's SERP and qualified retirement plans.

Name	Plan	Executive Contributions in 2010 ($) (1)	Company Contributions in 2010 ($) (2)	Aggregate Earnings in 2010 ($) (3)	Aggregate Withdrawals/ Distributions ($)	2009 Proxy Adjustments ($) (4)	Aggregate Balance at 12/31/2010 ($)
Robert F. Weis	SERP	--	104,800	44,146	--	4,802	842,867
Robert F. Weis	Profit Sharing	--	--	128,255	106,986	--	1,230,208
Jonathan H. Weis	SERP	--	104,700	43,402	--	223	529,433
Jonathan H. Weis	Profit Sharing	--	--	1,486	--	--	13,851
David J. Hepfinger	SERP	74,583	107,050	40,741	--	98	505,059
Scott F. Frost	SERP	11,633	32,150	4,157	--	38	68,206
Scott F. Frost	Profit Sharing	--	--	11,758	--	--	76,986
Kurt A. Schertle	SERP	18,381	31,592	5,308	--	--	66,823

(1) These amounts are reported in the "Summary Compensation Table" as "Salary."
(2) These amounts are reported in the "Summary Compensation Table" under "All Other Compensation."
(3) Earnings on deferred compensation under the Company's SERP are not above market or preferential. Earnings from all plans are not included in the "Summary Compensation Table."
(4) These amounts represent adjustments to the aggregate earnings estimates made in the 2010 Proxy Statement.

Potential Payments upon Termination of Employment or Change in Control

The Company has entered into employment agreements with the Chairman and CEO. These agreements provide for certain benefits for involuntary termination of employment other than for cause, but do not contain a change in control provision.

Chairman of the Board. The Company has an agreement with its Chairman, Robert F. Weis, which provides that in the event his employment terminates for any reason, including but not limited to retirement, disability or death, the Company will continue to provide him and his spouse through December 31, 2023 with medical, dental, accident, disability and life insurance benefits substantially equivalent to those provided to employees. If Mr. Weis had terminated his employment as of December 31, 2010, the estimated cost to the Company of providing these benefits through the date specified in the agreement would have been $211,564.

President and Chief Executive Officer. On October 26, 2010, with retroactive effect to March 1, 2010, the Company entered into an Employment Agreement with David J. Hepfinger, CEO. The Employment Agreement has a three year term, expiring on February 28, 2013, and supersedes and replaces Mr. Hepfinger's previous Employment Agreement with the Company, dated March 1, 2008, which expired February 28, 2010.

Mr. Hepfinger's Employment Agreement provides that if prior to the end of the term, the officer's employment is terminated without cause or the officer terminates his employment for good reason, the officer will be entitled to receive (1) continuation of base salary payments through the end of the term at the rate then in effect and (2) an incentive bonus for the year of termination and any subsequent remaining year of the term equal to the highest incentive bonus received by the officer for any of the two years preceding termination. If prior to the end of the term the officer's employment terminates due to death or disability, the officer (or his spouse or estate) is entitled to receive (1) continuation of base salary payments through the end of the term at 50% of the rate then in effect and (2) a prorated bonus for the year of termination only in the amount the Company in good faith determines the officer would have received had his employment continued. All salary continuation and incentive bonus payments would be made at the same time as if employment had continued.

Mr. Hepfinger's CEO Incentive Award Plan provides that if prior to the end of the term, the officer's employment is terminated without cause, the officer will be entitled to receive a payment based upon the date of the termination, as follows:

If the Without Cause Termination occurs on or between the following dates:	Amount to be Paid ($)
January 1, 2011 to December 31, 2011	1,000,000
January 1, 2012 to December 31, 2012	1,500,000
January 1, 2013 to December 31, 2013	2,000,000
January 1, 2014 to December 31, 2014	2,500,000

The amount will be paid in a lump sum cash payment within 2 ½ months from the end of the calendar year in which the termination occurs; provided, however, in the event an amount is conditioned upon a separation from service and not compensation the officer could receive without separating from service, then payment shall be made to the officer who is a "specified employee" under Section 409A of the Code on the first day following the six-month anniversary of the officer's separation from service. Furthermore, the CEO Incentive Award Plan provides that if prior to the end of the term, the officer's employment terminates due to death, the officer's spouse or estate is entitled to receive $1,000,000, payable within sixty days of the date of death of the officer.

According to the terms of Mr. Hepfinger's Employment Agreement, the officer agrees (1) to at all times maintain the confidentiality of information pertaining to the Company's business, and (2) until four years after termination of employment, not to (A) hire any Company employee or solicit or induce any employee, consultant, vendor or supplier of the Company to terminate or reduce its relationship with the Company or (B) except in the case of a termination by the Company without cause or by the officer for good reason, engage in any business which competes with the Company in the retail grocery business (or in any other business which accounted for more than 2% of the Company's consolidated revenues) in any county in which the Company operates or any contiguous county. The Company's obligations to make payments or provide benefits to the officer under the Employment Agreement would cease upon any violation of these covenants.

The following table shows the benefits Mr. Hepfinger would have received under the Employment Agreement if his employment had terminated for the reasons specified as of December 31, 2010.

Executive Benefits and Payments By Covered Circumstance	Salary Continuation ($) (1)	Non-Equity Incentive Compensation Plan ($) (2)	CEO Incentive Award Plan ($)
Without Cause or Good Reason	1,625,000	2,081,567	--
Disability	812,500	471,367	--
Death	812,500	471,367	1,000,000

(1) Represents continuation of salary payments through the end of the Employment Agreement term at the rate of 100% in the case of a termination without cause or for good reason and 50% in the case of termination due to disability or death.

(2) In the case of a termination without cause or for good reason, the amount represents the incentive bonus for 2011 through 2013 in an amount equal to the highest incentive bonus received for any of the two years preceding 2010 and the amount earned in 2010 and payable in 2011. In the case of disability or death, the amount shown is the incentive bonus earned in 2010 and payable in 2011.

OTHER INFORMATION CONCERNING THE BOARD OF DIRECTORS

Compensation of Directors

The following table shows the compensation earned by the Company's non-management independent directors for services during fiscal 2010.

DIRECTOR COMPENSATION

Name	Fees Earned or Paid in Cash ($)	Total ($)
Richard E. Shulman	44,500	44,500
Gerrald B. Silverman	10,000	10,000
Steven C. Smith	41,500	41,500
Glenn D. Steele Jr.	40,000	40,000

Directors who are not officers of the Company or any of its subsidiaries receive an annual retainer of $40,000 paid in quarterly installments during the year. The Chairman of the Audit Committee receives an additional $6,000 annual retainer fee paid in quarterly installments during the year.

In addition, each non-management independent director is entitled to reimbursement for out-of-pocket expenses to attend meetings. There is no additional remuneration for services rendered by directors serving on committees or for participation in the non-management independent director meetings.

Compensation Committee Interlocks and Insider Participation

Directors Shulman, Smith and Steele were not officers or employees of the Company, nor have they had any relationship with the Company requiring disclosure under the SEC regulations. Jonathan H. Weis is a director, employee and officer of the Company and is not considered independent by NYSE listing standards. None of the Company's Named Officers have served on the board of directors or compensation committee of any other entity, which has or had one or more executive officers who served as a member of the Company's Board or Compensation Committee during fiscal 2010.

Review and Approval of Related Party Transactions

The Company has adopted written "Conflicts of Interest" policies in its Code of Business Conduct and Ethics and in its Code of Ethics for CEO and CFO. According to these policies, a conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Company. In other words, a conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his family, receives improper personal benefits as a result of his position in the Company. Loans to or guarantees of obligations of such persons are likely to pose conflicts of interest, as are transactions of any kind between the Company and any other organization in which such person or any member of their family have an interest.

Under these policies, activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Audit Committee. Because it is not always easy to determine whether a conflict of interest exists, any potential conflicts of interest must be reported immediately to the Executive Committee of the Board. If a member of the Executive Committee of the Board is informed of any potential conflict of interest he must report it immediately to the Audit Committee. The Audit Committee Charter specifically grants the Audit Committee the authority to review and approve all related party transactions. These policies cover all Company officers, directors (or nominee), 5%-or-greater shareholders and immediate family member of these persons. All of the related party transactions reported under "Review and Approval of Related Party Transactions" were reviewed and approved by the Audit Committee in accordance with the Company's Code of Business Conduct and Ethics, the Code of Ethics for CEO and CFO, the Audit Committee Charter and the Company's Related Party Transaction policy.

The Company's Related Party Transaction policy includes the standards included in Section 404(b) of Regulation S-K as well as any other applicable standards under the NYSE rules and regulations. The Related Party Transaction policy provides for pre-approval of certain transactions involving the Company's directors, executive, nominees, beneficial owners of more than 5% of the Company's voting securities and their family members, or an entity in which any of the foregoing persons has more than a 5% beneficial ownership. The policies define "family member" to mean a child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or any other person living with the individual (except tenants and employees).

The policy defines "Related Person Transactions" as a transaction, arrangement or relationship (or series of transactions, arrangements or relationships) since the beginning of the Company's last fiscal year in which the Company (including its subsidiaries) was, or is a participant and the amount exceeded $120,000, and in which any Related Person had, has or will have a direct or indirect material interest (other than solely as the result of being a director or a less than 10% beneficial owner of another entity).

Certain transactions are deemed to be pre-approved even if the amount exceeds $120,000:

- transactions in the ordinary course of business involving payment of no more than $1,000,000 or 2% of the Company's annual consolidated gross revenues to another company at which the related person is an employee, director or beneficial owner of less than 10% of Common Stock;
- certain charitable contributions that do not exceed $250,000 (or 5% of the charitable organizations annual consolidated gross revenues) to an organization in which the related person is an employee or director;
- transactions where the related interest arises solely from the ownership of Weis Markets, Inc. Common Stock and all holders of the common stock receive the same benefits on a pro rata basis;
- compensation to an executive officer or director which has to be reported in the proxy statement or compensation to an executive officer which is not an immediate family member of a related person or the compensation committee; and
- any transaction involving a Related Person where the rates or charges involved are determined by competitive bids; rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority; or involving services as a bank depository of funds, transfer agent, registrar, trustee under a trust indenture or similar services.

Transactions that are not pre-approved must be presented to the Audit Committee for approval. If the related person transaction is on-going, the Committee may establish guidelines for management for the relationship which must be reassessed on an annual basis. Transactions will be approved if they are in the best interest of the Company and its shareholders.

No Director will participate in the discussion or approval of a transaction for which he or a family member is a related party, other than to provide material information.

All related person transactions will be disclosed in the Company's applicable filings as required by applicable laws.

Central Properties, Inc. ("Central Properties") owns the land under a Company store and an adjacent parking lot in Lebanon, Pennsylvania. The Company leased these properties from Central Properties for $88,510 in fiscal 2010. The shareholders of Central Properties include Directors Jonathan H. Weis and Robert F. Weis.

Shareholder or Interested Parties Communications

Weis Markets, Inc. shareholders or interested parties may communicate with the Board by sending a letter to: Weis Markets, Inc. Board of Directors, c/o Corporate Secretary, 1000 South Second Street, Sunbury, PA 17801-0471. The Board has instructed the Secretary to review all communications received, and to exercise his discretion not to forward to the Board correspondence that is inappropriate such as business solicitations, frivolous communications and advertising, routine business matters (i.e. business inquiries, complaints or suggestions) and personal grievances. However, any director may at any time request the Secretary to forward any and all communications received by the Secretary but not forwarded to the directors.

Shareholders or interested parties wishing to communicate directly with the non-management independent directors as a group may do so by sending a letter to Weis Markets, Inc., c/o Non-Management Independent Directors, 1000 South Second Street, Sunbury, PA 17801-0471 or via their email address at nonmanagement@weismarkets.com.

Shareholders or interested parties who have concerns regarding accounting, improper use of Company assets, or ethical improprieties may report these concerns to the Audit Committee by sending a letter to Weis Markets, Inc., c/o Audit Committee Chairman, 1000 South Second Street, Sunbury, PA 17801-0471 or via its email address at audit@weismarkets.com.

Submissions to the non-management independent directors or the Audit Committee will remain confidential and can be made anonymously without fear of reprisal.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the Company's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. Management represented to the Audit Committee the Company's consolidated financial statements were prepared in conformity with accounting principles generally accepted in the United States and the SEC disclosure requirements. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in the 2010 Annual Report on Form 10-K with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with accounting principles generally accepted in the United States, their judgments as to the quality, not just the acceptability, of the Company's accounting principles and such other matters as are required to be discussed with the Committee in accordance with the standards of the Public Company Accounting Oversight Board (United States). The Audit Committee has received from the independent auditors written disclosures pursuant to Statement on Auditing Standards No. 61, Communication with Audit Committees, and has discussed those matters with the independent auditors. The Audit Committee has also received the written disclosure and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditors' communications with the Audit Committee concerning independence, and has discussed with the independent auditors their independence.

The Audit Committee discussed with the Company's Chief Internal Auditor and the independent auditors the overall scope and plans for their respective audits. The Audit Committee meets with the Chief Internal Auditor and the independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company's internal controls and the overall quality of the Company's financial reporting. In performance of its oversight function, the Audit Committee also monitored Company management's compliance with the Sarbanes-Oxley Act of 2002 by discussing with management, the Chief Internal Auditor and the independent auditors management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 25, 2010.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board (and the Board has approved) that the audited financial statements be included in the 2010 Annual Report on Form 10-K for filing with the SEC. The Audit Committee recommended to the Board, the appointment of Grant Thornton LLP as the Company's independent auditors for fiscal 2011, subject to shareholder ratification.

Richard E. Shulman, Committee Chairman
Steven C. Smith
Gerrald B. Silverman

STOCK OWNERSHIP

Under regulations of the SEC, a person is considered the "beneficial owner" of a security if the person has or shares with others the power to vote the security (voting power), the power to dispose of the security (investment power) or the ability to acquire the security within 60 days. In the tables below, "beneficial ownership" of the Company's Common Stock is determined in accordance with these regulations and does not necessarily indicate that the person listed as a "beneficial owner" has an economic interest in the shares indicated as "beneficially owned."

Beneficial Ownership of Directors and Management

The following table sets forth information regarding the amount and nature of beneficial ownership of the Company's Common Stock as of March 1, 2011 by each director, each nominee, each Named Officer listed in the "Summary Compensation Table," and for all executive officers and directors as a group. Except as otherwise indicated in the footnotes to the table, each person named or a member of the group has sole voting and investment power with respect to the shares listed. No shares have been pledged as security by the directors or Named Officers.

Name of Directors and Management	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Robert F. Weis	12,622,216	(2)	46.9
Jonathan H. Weis	110,585		*
David J. Hepfinger	7,913		*
Scott F. Frost	399		*
Kurt A. Schertle	---		*
Harold G. Graber Jr.	1,545		*
Richard E. Shulman	326		*
Gerrald B. Silverman	---		*
Steven C. Smith	215		*
Glenn D. Steele Jr.	---		*
All executive officers and directors, as a group (12 persons)	12,743,314		47.4

* Owns less than 1% of class.

(1) Based on 26,898,443 shares outstanding on March 1, 2011.

(2) Robert F. Weis has sole voting and dispositive power as to all 12,622,216 shares listed. This amount includes 6,649,087 shares held in trust under the Will of Harry Weis, with Mellon Bank, N.A. and Robert F. Weis as co-trustees.

5% Beneficial Owners

The following table sets forth information about shareholders who are known by the Company to be the beneficial owners of more than 5% of its Common Stock, which is its only class of voting securities, on March 1, 2011. Information contained in the table and footnotes below was derived from filings made with the SEC by the beneficial owners.

Name and Address of 5% Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Robert F. Weis c/o Weis Markets, Inc. 1000 South Second Street Sunbury, PA 17801	12,622,216	(2) (4)	46.9
Ellen W. P. Wasserman c/o Weis Markets, Inc. 1000 South Second Street Sunbury, PA 17801	1,746,424	(3) (4)	6.5
EKTJ Management LLC c/o George Cox 4 North Park Drive Suite 121 Hunt Valley, MD 21030	1,400,000	(5)	5.2

(1) Based on 26,898,443 shares outstanding on March 1, 2011.

(2) Robert F. Weis has sole voting and dispositive power as to all 12,622,216 shares listed. This amount includes 6,649,087 shares held in trust under the Will of Harry Weis, with Mellon Bank, N.A. and Robert F. Weis as co-trustees.

(3) Ellen W. P. Wasserman has sole voting and investment power as to all 1,746,424 shares listed.

(4) Robert F. Weis and Ellen W. P. Wasserman have agreed to act together for the purpose of voting their shares of Common Stock and thus constitute a group holding voting power over the sum of the shares listed for each of them individually in the table.

(5) EKTJ Management LLC has sole voting and dispositive power as to all 1,400,000 shares listed. The Class A members of EKTJ Management LLC have the exclusive authority to manage and control the business and affairs of EKTJ Management LLC. The three Class A Members, Kathryn J. Zox, Thomas H. Platz and James A. Platz,

are the children of Ellen W. P. Wasserman.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that directors and officers of the Company and beneficial owners of more than 10% of its Common Stock file reports with the SEC with respect to changes in their beneficial ownership of equity securities of the Company. Based solely upon a review of the copies of such reports furnished to the Company and written representations by certain persons that reports on Form 5 were not required, the Company believes that its directors, officers and greater-than-10% beneficial owners complied with all applicable 2010 Section 16(a) filing requirements.

PROPOSAL NO. 2
RATIFICATION OF APPOINTMENT OF
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP has served as the independent auditors for the Company since 2004. The Audit Committee appointed Grant Thornton LLP as the independent auditors of the Company with respect to its operations for fiscal 2011, subject to ratification by the holders of Common Stock of the Company. **The Board and its Audit Committee recommend that shareholders approve the selection of Grant Thornton LLP as the Company's independent auditors by voting "FOR" proposal number two.** If the shareholders do not approve the ratification of Grant Thornton LLP, the selection of such firm as independent auditors for the Company will be reconsidered by the Audit Committee. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent auditor at any time during the year if it determines that such a change would be in the best interests of the Company and its shareholders.

Representatives of Grant Thornton LLP will be present at the Annual Meeting with the opportunity to make a statement, if they so desire, and to be available to respond to appropriate questions.

According to its Charter, the Audit Committee, comprised of independent members of the Board, is responsible for approving all audit engagement fees, terms and non-audit engagements with the independent auditors on behalf of the Company. The Audit Committee considered the possible effect of non-audit services on the auditors' independence and approved the type of non-audit services that were rendered. The Company has not adopted a written policy for Audit Committee pre-approval of audit services and non-audit services performed by the independent auditors. In fiscal 2010, all audit and tax fees associated with the independent auditors' services were approved by the Audit Committee.

The following table sets forth Grant Thornton LLP fees billed to the Company for professional services related to fiscal 2010 and 2009:

Services Provided	2010 ($)	2009 ($)
Audit (1)	516,782	464,615
Audit Out of Pocket Expenses	---	39,132
Tax (2)	535,000	---
Tax Out of Pocket Expenses	14,574	---
Total	1,066,356	503,747

(1) Represents the fees charged to the Company by Grant Thornton LLP for professional services provided in conjunction with the audit of the Company's 2010 and 2009 financial statements, review of the Company's quarterly financial statements and attestation services normally provided in connection with statutory and regulatory filings and engagements.

(2) Represents the fees charged to the Company by Grant Thornton LLP for services performed in connection with tax services other than those directly related to the audit of the income tax accrual, as part of the audit of the Company's financial statements. These tax services and related fees were approved by the Audit Committee after determination by the Audit Committee that such services would not compromise the independence of the auditors.

PROPOSAL NO. 3
ADVISORY (NON-BINDING) VOTE ON EXECUTIVE COMPENSATION

As described in the "Compensation Discussion and Analysis", the Compensation Committee has an executive compensation program designed to pay for performance and to align the long-term interests of the Company's Named Officers with the long-term interests of its shareholders. The Company is presenting the following proposal, which gives you as a shareholder the opportunity to endorse or not endorse the Company's pay program for Named Officers by voting for or against the following resolution. This resolution is required pursuant to Section 14A of the Securities Exchange Act. Because the vote is advisory, it will not be binding on the Board. However, the Board and the Compensation Committee will review the voting results and take into account the outcome when considering future executive compensation arrangements. The Board and management are committed to the Company's shareholders and understand that it is useful and appropriate to obtain the views of its shareholders when considering the design and initiation of executive compensation programs.

RESOLVED: The shareholders approve the compensation of the Company's Named Officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation."

The Board recommends that you vote FOR approval of the compensation of the Company's Named Officers as disclosed in the "Compensation Discussion and Analysis", the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption "Executive Compensation" of this Proxy Statement. Proxies will be voted FOR approval of the proposal unless otherwise specified.

PROPOSAL NO. 4
ADVISORY (NON-BINDING) VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Company is presenting the following proposal, which gives you as a shareholder the opportunity to inform the Company as to how often you wish the Company to include a proposal, similar to Proposal 3, in the Company's Proxy Statement. This resolution is required pursuant to Section 14A of the Securities Exchange Act. While the Board intends to carefully consider the shareholder vote resulting from the proposal, the final vote will not be binding on the Board and is advisory in nature.

RESOLVED: The shareholders wish the Company to include an advisory vote on the compensation of the Company's Named Officers pursuant to Section 14A of the Securities Exchange Act every:

- three years;
- two years; or
- year.

The Board recommends that you vote to hold an advisory vote on executive compensation every THREE YEARS. The Company's compensation policies and procedures are developed with long term objectives in mind, which is consistent with a multi-year shareholder approval cycle. More frequent shareholder votes could result in additional distractions at annual meetings. Shareholder votes every three years will permit shareholders to express their collective view on approval of compensation on a frequent basis, while allowing the votes to be based on a longer-term perspective.

PROPOSAL NO. 5
SHAREHOLDER PROPOSAL

The Firefighters' Pension System of the City of Kansas City, Missouri, Trust, 12th Floor, City Hall, 414 East 12th Street, Kansas City, MO 64106, owner of 100 shares of our common stock, has given notice that it intends to present for action at the Annual Meeting the resolution set forth below. In accordance with the applicable proxy regulations, the proposal and supporting statements, for which we accept no responsibility, are set forth below:

RESOLVED: The shareholders of Weis Markets (the "Company") urge the Board of Directors to adopt a policy providing that, whenever possible, only independent directors shall serve on the Compensation Committee. For purposes of this proposal, the term "Independent Director" shall mean a director who is not or who, during the past five years, has not been:

- employed by Weis Markets or one of its affiliates in an executive capacity;
- an employee or owner of a firm that is a paid adviser or consultant to Weis Markets or one of its affiliates;
- employed by a significant Weis Markets customer or supplier;
- a party to a personal services contract with Weis Markets or an affiliate thereof, as well as with Weis Markets' Chair, CEO or other executive officer;
- an employee, officer or director of a foundation, university or other non-profit organization receiving significant grants or endowments from Weis Markets or one of its affiliates;
- a relative of an executive of Weis Markets or one of its affiliates;
- part of an interlocking directorate in which Weis Markets' CEO or another executive officer serves on the board of another corporation that employs the director.

Supporting Statement

This proposal seeks to establish a level of independence on the Compensation Committee that we believe will promote clear and objective decision-making in the best long-term interest of all shareholders.

Weis Markets currently has a four-person Compensation Committee that fails to meet the proposed independence standard. Although the Compensation Committee has three independent non-employee directors, the Committee is chaired by Jonathan H. Weis, a non-independent employee director who is also the Board's Vice Chairman and Secretary and the son of Chairman Robert F. Weis, who owns 46.9% of the Company's outstanding shares. Although such an arrangement is permitted under NYSE listing standards for "controlled companies" such as Weis Markets, the presence of a non-independent employee director on the Compensation Committee runs counter to best practice.

As note by The Corporate Library, a leading provider of governance research and analysis, the board's lack of an independent majority and the presence of a non-independent director on the Compensation Committee "is a clear indicator of the lack of independent board representation available to minority public shareholders at this firm, and an equally clear indicator of high governance risk." It gave Weis Markets a "C" rating, citing concerns over board independence and compensation-related governance risk.

We believe that a Compensation Committee composed entirely of independent directors constitutes an essential component of effective corporate governance. An independent Compensation Committee can mitigate concerns regarding conflicts of interest in the design of compensation policies and ensure that there is an objective assessment of employee performance.

The standard of independence that we propose for the Compensation Committee is based on that recommended by the Council of Institutional Investors, an organization of large pension funds that has been a leading advocate of corporate governance reform.

We urge you to vote FOR this resolution.

Board of Directors Response in opposition to Proposal Number 5

The Board of Directors unanimously recommends a vote "AGAINST" this proposal for the following reasons:

The Board believes that adopting the policy suggested above regarding the Compensation Committee composition will **not** augment the Compensation Committee's ability to exercise its independent judgment and will **not** result in improved performance by the Company.

As discussed above, the Company is a "controlled company" under the New York Stock Exchange rules, and the NYSE provides an exemption by which a "controlled company" (a company in which an individual or group holds a majority stake in the company's stock) is not required to comply with certain requirements regarding majority director independence on the full board and independence of the compensation and nominating committees. The NYSE is an independent listing agency that, in the course of determining the best way to protect persons who invest in NYSE-listed companies, has concluded that it is not necessary for controlled companies like Weis Markets, Inc. to have a fully independent compensation committee to protect investors.

Even though the NYSE rules do not require it, the Company has chosen to include three independent directors (of the four total members) on the Compensation Committee. With such a heavy representation of independent directors on the Committee, the Company is confident that decisions on Company compensation are being fully reviewed and determined in the best interests of the Company as a whole (including the Company's shareholders).

Further, as required by the SEC and NYSE rules, the Company's Audit Committee is composed entirely of independent directors. The Audit Committee provides the primary mechanism by which the Board of Directors monitors conflicts of interest. The Audit Committee takes its fiduciary duties very seriously and is vigilant in monitoring the Company's decision-making processes to ensure quality and impartiality, as well as reviewing any potential conflicts of interest, including in each case with respect to the actions of the Compensation Committee.

In summary, the Board believes that the proposal is **NOT** necessary in view of the fact that three of the four members on the Compensation Committee are independent members, and the independence and conflict protection oversight are already in place through the Audit Committee.

OTHER MATTERS

As of the date of this Proxy Statement, the Board is not informed of any matters, other than those stated above, that may be brought before the meeting. The persons named in the enclosed form of proxy or their substitutes will vote with respect to any other matters brought before the Annual Meeting in accordance with their best judgment.

ANNUAL REPORT ON FORM 10-K

The Company will provide, without charge, on written request from security holders, copies of the Company's Annual Report on Form 10-K. Written requests should be sent to the Secretary of the Company at the Company's address set forth on page 1, by telephoning 1-866-999-WEIS (9347), or via email at financial_reports@weismarkets.com. The 2010 Annual Report on Form 10-K is also available for viewing or printing from the Company's website at http://www.weismarkets.com/financial.

SHAREHOLDERS' PROPOSALS FOR NEXT ANNUAL MEETING

The Company's by-laws require that any shareholder intending to present a proposal for action at an Annual Meeting must give written notice of the proposal, containing specified information, so that it is received by the Company not later than the notice deadline under the by-laws. This notice deadline will not be less than 120 calendar days before the date of the Company's Proxy Statement released to shareholders in connection with the previous year's Annual Meeting, or November 10, 2011 for the Company's Annual Meeting in 2012.

The by-law described above does not affect the right of a shareholder to request inclusion of a shareholder proposal in the Company's Proxy Statement pursuant to SEC Rule 14a-8 or to present for action at an Annual Meeting any proposal so included. Rule 14a-8 requires that written notice of a shareholder proposal requested to be included in the Company's proxy materials pursuant to the Rule must also be received by the Company not less than 120 calendar days before the date of the Company's Proxy Statement released to shareholders in connection with the previous year's Annual Meeting. For the Company's Annual Meeting in 2012, this deadline would also be November 10, 2011.

The notices of shareholder proposals described under this caption must be given to the Secretary of the Company at the Company's address set forth on page 1. A copy of the by-law provision described above will be furnished to any shareholder upon written request to the Secretary at the same address.

EXPENSES OF SOLICITATION

All expenses related to the solicitation of the proxies by the Board will be paid by the Company. If proxies are not promptly received, officers, directors and regular employees of the Company may solicit proxies personally by telephone or otherwise, for which they will not receive additional compensation. The Company may reimburse charges of banks, brokers, other custodians, nominees and fiduciaries to send proxy material to the beneficial owners and to secure their voting instructions, if necessary. It is estimated that such costs will be nominal.

By Order of the Board of Directors,

Jonathan H. Weis
Secretary

Dated: March 10, 2011